Exhibit 99.2

Unofficial Translation from Hebrew

TRUST DEED FOR NOTES (SERIES 1)

Made and entered into on August 30, 2026

BETWEEN:

Gilat Satellite Networks Ltd., a company incorporated in Israel, whose registered office is at 21 Yegia Kapayim Street, Petah Tikva (hereinafter: "the Company") — of the first part;

AND:

Reznik Paz Nevo Trusts Ltd., a company incorporated in Israel, whose registered office is at 14 Yad Harutzim Street, Tel Aviv (hereinafter: "the Trustee") — of the second part;

RECITALS

WHEREAS the Company is a public company, incorporated on June 28, 1987 and registered in Israel under the Companies Ordinance (New Version), 5743-1983. In 1993, the Company’s shares were listed on the Nasdaq Global Select Market (hereinafter: "NASDAQ"), and in 2004 its shares were registered for trading on the Tel Aviv Stock Exchange Ltd. (hereinafter: the "Exchange" or "TASE"). Accordingly, the Company is currently a dual-listed company whose shares are traded on both NASDAQ and TASE.

WHEREAS the Trustee declares that it is a private company limited by shares incorporated in Israel under the Companies Law, 5759-1999, engaged in trusts, and it meets the eligibility requirements prescribed under applicable law, and in particular the requirements prescribed under the Securities Law, 5728-1968, with respect to a trustee for Notes;

WHEREAS the Company intends to issue convertible Notes (Series 1) by way of private placement to investors listed in Sections 15A(b)(1) and (2) of the Securities Law (as defined below) (hereinafter: "classified investors") and therefore the provisions of Section 15 of the Securities Law shall not apply to this issuance and to the convertible Notes (Series 1);

WHEREAS the Company intends to register the Notes on the TASE-UP institutional trading system operated by TASE (hereinafter: "TASE-UP" or the "TASE-UP System");

WHEREAS the Company hereby declares that there is no restriction under any law or any agreement on its issuance of Notes (Series 1) in accordance with the terms of this Deed and/or on its entering into this Trust Deed with the Trustee, and that all approvals for the issuance of the Notes (Series 1) in accordance with the terms of this Deed have been obtained pursuant to applicable law and any agreement;

WHEREAS the Trustee declares that there is no restriction under any law or agreement on its entering into this Trust Deed with the Company, including with respect to the absence of any conflicts of interest preventing its engagement with the Company as aforesaid, and that its primary purpose is to engage in trust activities;

WHEREAS the Trustee has no personal interest in the Company and the Company has no personal interest in the Trustee;

WHEREAS the Trustee has agreed to act as trustee for the holders of Notes (Series 1), in accordance with the terms of the trust set forth in this Deed below.

NOW THEREFORE, the parties declare, stipulate and agree as follows:

TABLE OF CONTENTS

Subject	Section
Interpretation and Definitions	Section 1
Issuance of the Notes	Section 2
Purchase of Notes by the Company or a Company Under Its Control	Section 3
Company’s Undertakings	Section 4
Acceleration / Immediate Repayment	Section 5
Claims and Proceedings by the Trustee	Section 6
Trust over Proceeds	Section 7
Authority to Withhold Distribution of Funds	Section 8
Notice of Distribution	Section 9
Non-Payment for Reasons Not Dependent on the Company	Section 10
Receipt from Noteholder	Section 11
Application of Securities Law and Exchange Rules	Section 12
Investment of Funds	Section 13
Company’s Obligations to the Trustee	Section 14
Powers of Attorney	Section 15
Other Agreements	Section 16
Trustee’s Fee	Section 17
Special Powers	Section 18
Trustee’s Authority to Employ Agents	Section 19
Indemnification of the Trustee	Section 20
Notices	Section 21
Amendments to Trust Deed, Waiver and Compromise	Section 22
Register of Holders	Section 23
Expiry of Trustee’s Tenure and Appointment of New Trustee	Section 24
Meetings of the Holders	Section 25
Reporting to the Trustee	Section 26
Reports on Trust Matters	Section 27
Presentation of Note Certificate to Trustee and Recording in Connection with Partial Payment	Section 28
Governing Law and Jurisdiction	Section 29
Addresses	Section 30
Trustee’s Liability	Section 31
General	Section 32
Authorization to MAGNA	Section 33

Note Certificate, Terms Beyond the Page — First Supplement
General	Section 5
Note Principal (Series 1)	Section 6
Note Interest (Series 1)	Section 7
Principal and Interest Payments	Section 8
Conversion Rights	Section 9
Non-Payment for Reasons Not Dependent on the Company	Section 11
Note Certificates and Splitting	Section 12
Transfer of Notes	Section 13
Register of Noteholders	Section 14
General Provisions	Section 15
Early Redemption	Section 16
Changes to Note Terms	Section 17
Receipt from Noteholder	Section 18
Replacement of Note Certificate	Section 19
Governing Law and Jurisdiction	Section 20
Notices	Section 21
Noteholder Meetings — Second Supplement
Convening Meetings	Section 22
Chairman	Section 23
Quorum	Section 24
Adjourned Meeting	Section 25
Voting at Meetings	Section 26
Minutes	Section 27
Position Statements	Section 28

1. Interpretation and Definitions

1.1 The preamble to this Trust Deed and the appendices and supplements thereto constitute an integral part thereof.

1.2 The division of this Trust Deed into sections and the headings given to the sections have been made for convenience and as references only, and shall not be used for purposes of interpretation.

1.3 In any case of conflict between the Trust Deed and the documents ancillary thereto, the provisions of the Trust Deed shall prevail.

1.4 The provisions of Chapter H’1 of the Securities Law and other provisions of the Securities Law shall not apply in connection with this Deed except where expressly applied herein, to the extent they are applied. With respect to meetings of Noteholders, the provisions of Chapter H’1 of the Securities Law shall apply exclusively.

1.5 The following terms shall have the meanings set forth beside them in this Trust Deed, unless explicitly stated otherwise:

"the Note" or "the Notes" or "the Note Series" or "Notes (Series 1)"	-	Registered Notes (Series 1), convertible into ordinary shares of NIS 0.20 par value each, the terms of which are in accordance with the Note Certificate and the Trust Deed, to be offered by way of private placement to classified investors;
"Special Resolution"	-	A resolution adopted at a general meeting of Noteholders (Series 1) at which at least two Noteholders holding at least fifty percent (50%) of the outstanding face value of the Notes of that series as of the record date were present, in person or by proxy, or at an adjourned meeting thereof at which at least two Noteholders holding at least twenty percent (20%) of such voting rights were present, in person or by proxy, and which was adopted (whether at the original meeting or at the adjourned meeting) by a majority of at least two-thirds (2/3) of the total votes of the participants in the vote, excluding abstentions;
"Ordinary Resolution"	-	A resolution adopted at a meeting of Noteholders (Series 1) at which at least two Noteholders, present in person or by proxy, holding at least twenty-five percent (25%) of the outstanding face value of the Notes of that series as of the record date, were present, or at an adjourned meeting thereof held with any number of participants, and which was adopted (whether at the original meeting or at the adjourned meeting) by an ordinary majority of the number of votes participating in the vote, excluding abstentions;
"Registration Company"	-	The Registration Company of the Exchange, or any registration company that shall replace it, at the Company’s sole discretion, provided that all securities of the Company shall be registered in the name of the same Registration Company;
"Companies Law"	-	The Companies Law, 5759-1999, and the regulations thereunder as amended from time to time;
"Insolvency Law"	-	The Insolvency and Economic Rehabilitation Law, 5778-2018, and the regulations thereunder as amended from time to time;
"Securities Law" or "the Law"	-	The Securities Law, 5728-1968, and the regulations thereunder as amended from time to time;
"Trading Day"	-	Any day on which transactions are executed in the TASE-UP System;
"Business Day"	-	A day on which most banks in Israel are open for business (not including Friday);
"Share Lock-Up Removal Date"	-	The date on which the first of the following has occurred: (a) a declaration of effectiveness by the U.S. Securities and Exchange Commission (hereinafter: "SEC") of the Company’s Registration Statement permitting the resale of the Company’s shares to be allotted upon conversion of Notes (Series 1); or (b) the date on which the Company’s shares to be allotted upon conversion of Notes (Series 1) become freely tradeable without transfer restrictions under U.S. securities laws.
"Noteholder" or "Holder"	-	Holders of debentures, as such term is defined in the Securities Law;
"Register"	-	The register of Noteholders as described in Section 23 below;
"[the] Trustee"	-	The Trustee named at the head of this agreement and/or any person serving from time to time as trustee for the Noteholders pursuant to this Deed;
"this Deed" or "the Trust Deed" or "this Trust Deed"	-	This Deed including its appendices and supplements attached thereto which constitute an integral part thereof;
"Note Certificate"	-	The Note Certificate, the form of which appears in the First Supplement to this Deed and which shall be issued as stated in Section 2 below, to the extent issued.

1.6 Wherever this Deed states "subject to applicable law" (or a similar expression), the reference is to applicable law that cannot be stipulated around.

1.7 All references in this Deed to the plural shall also include the singular and vice versa, and all references to the masculine shall also include the feminine and vice versa, and all references to a person shall also include a corporation, unless this Deed expressly provides otherwise.

1.8 The Trustee’s signature on the Trust Deed does not constitute an expression of opinion by the Trustee regarding the nature of the securities offered or the advisability of investing in them.

1.9 Wherever the Exchange rules apply or shall apply to any action pursuant to this Deed, the Trust Deed shall be amended in accordance with the Exchange rules to the extent required, and in all cases the Exchange rules shall prevail. Any such amendment shall be made in coordination with the Trustee.

2. Issuance of the Notes

2.1 Notes (Series 1), registered by name, each with a par value of USD 1, convertible into ordinary shares of the Company, each with a par value of NIS 0.20, redeemable (principal) in a single (1) payment on September 1, 2031, which shall constitute 100% of the principal, at their aggregate par value of the Notes (Series 1), as detailed in Section 6 of the terms inscribed overleaf (the "First Supplement"). The Company undertakes to act to register the Notes (Series 1) for trading on the TASE-UP system and to act in the best manner so that the Notes (Series 1) shall be traded throughout their life on such system.

2.2 The outstanding balance of the principal of the Notes (Series 1), as it shall be from time to time, shall bear fixed annual interest payable once a year at a rate of 3.75% (the "Annual Interest Rate"), subject to default interest as detailed in Section 7.2 of the First Supplement, to the extent applicable, and subject to adjustments by virtue of the interest rate change mechanism (as detailed in Section 7.4 of the First Supplement). Interest shall be paid as detailed in Section 7 of the First Supplement.

2.3 The principal and interest of the Notes (Series 1) are not linked to any index or any other basis whatsoever. In accordance with the rules and directives of the Tel Aviv Stock Exchange, the non-linkage of the Notes shall not be changed during the life of the Notes.

2.4 For details regarding the change in the interest rate as a consequence of the fulfillment of the condition for interest rate increase (as such term is defined in Section 7.4 of the First Supplement) -- see Section 7.4 of the First Supplement.

2.5 Deleted.

2.6 Deleted.

2.7 Deleted.

2.8 Issuance of Additional Series of Notes or Other Securities

The Company reserves the right to issue at any time and from time to time, without the need for the consent of the Trustee and/or the consent of the Noteholders, whether by public offering under a prospectus or otherwise, other series of Notes or other securities of any kind and type whatsoever, with redemption, interest and other terms as the Company shall see fit, whether such terms are superior to, equal to, or subordinate to the terms of the Notes. Notwithstanding the foregoing, in the event that the Company issues tradable Notes of other series (including on the TASE-UP system) that are not secured by any security whatsoever, or another series of tradable securities that constitute debt that are not secured by any security whatsoever, the Notes of such other series or such other debt securities shall not be senior to the Notes (Series 1) upon the winding up of the Company. Where the Notes of such other series are secured by security, they shall not be senior to the Notes (Series 1) upon the winding up of the Company, except with respect to such security only. In the event of the issuance of a tradable series of Notes or other tradable debt securities as aforesaid, the Company shall deliver to the Trustee a certificate signed by a senior officer of the Company, confirming that the rights under such Notes or securities shall not be senior in the order of creditor priority to those of the Notes (Series 1), in accordance with the undertaking in this section.

2.9 Registration in the TASE-UP System

2.9.1 The Notes issued under this Deed are issued by way of private placement to classified investors. The Notes shall not be registered for trading on the Exchange and instead the Company shall act to register the Notes (Series 1) on the TASE-UP system. For this purpose, the Company shall submit, prior to the date of the issuance, an application for approval to register the Notes for trading on the TASE-UP system, subject to the Exchange's approval. The costs of registration on the TASE-UP system, as well as the ongoing costs related to the continuation of such registration, shall be borne entirely by the Company.

2.9.2 The Company shall act in accordance with all relevant rules and directives of the Exchange in connection with the TASE-UP system, without derogating from the generality of the foregoing, including with respect to the ex-date, the record date, and the methods of calculating interest. The provisions of this Trust Deed shall be amended, if and to the extent required in accordance with the Exchange's rules and directives thereunder and in accordance with the rules applicable to the TASE-UP system, in a form satisfactory to the Trustee, without the need to obtain any additional approval from the Noteholders, provided that the Trustee is satisfied that the change required by the Exchange is technical in nature and does not impair the rights of the Holders, and the Trustee has approved the change in advance and in writing. At the Trustee's request, to the extent that amendments to the provisions of the Trust Deed are required for the purpose of registering the Notes on the TASE-UP system, the Company shall provide written explanations regarding the need for such amendments. In this regard, it is clarified, inter alia, that the Company's undertakings that cannot be made conditional under law, as well as the undertakings set forth in Section 2.10 below, shall not be deemed changes that do not impair the rights of the Noteholders, and therefore their implementation shall require the prior consent of the Noteholders by Special Resolution.

2.9.3 The changes enumerated in Section 22 of this Deed under the definition of "Changes Not Within the Trustee's Authority" shall be deemed, for this purpose, as changes that impair the rights of the Noteholders.

2.9.4 To the extent that the Notes are not registered for trading on the TASE-UP system within twenty (20) business days (hereinafter: the "Last Registration Date") from the date of their issuance, and the Company has not received the approval of the Holders of the Notes to extend the Last Registration Date by Ordinary Resolution, the Company shall repay the principal of the Notes to the Holders, together with the interest accruing on the Notes under this Deed up to the date of the actual early redemption. The early redemption shall be carried out within five (5) business days from the Last Registration Date. Notwithstanding the foregoing, the Trustee shall be entitled to extend the said period by an additional thirty (30) days, at its discretion, if it is of the opinion that such extension is necessary to complete the fulfillment of the conditions as aforesaid.

2.10 Registration at the Registration Office

The Company shall file the Notes for registration with the registration office, as stated in Section 5(c)(2) of Chapter 4 of Part 2 of Gate 5 of the Consolidated Circular of the Commissioner of the Capital Market, Insurance and Savings for Institutional Entities, as in effect from time to time (hereinafter: the "Consolidated Circular"), within three (3) business days from the date of issuance of the Notes, and shall include in the filing the following documents: the Note certificate, the repayment schedule, the trust deed, and the rating report, and any ancillary document thereto, if any. These documents shall also be filed with the registration office upon expansion of the series, to the extent applicable.

In addition, the Company shall deliver to the registration office the following documents and information regarding the Notes, within three (3) days from the date on which it became aware of any of the following: changes in the terms of the Notes that may affect their price, including new transactions therein, a change in rating, a change in cash flow, early redemption, and debt arrangement terms.

The Company shall deliver to the Trustee evidence of the transfer of documents to the registration office as aforesaid, no later than five (5) days from the date of issuance and/or expansion and/or any other event requiring the transfer of documents as aforesaid, as applicable.

3. Purchase of Notes by the Company

3.1 The Company reserves the right to purchase, at any time, Notes of the Note series at any price, in any manner and on such terms as it shall see fit, Notes (Series 1) (from Holders selected at its discretion and without any obligation to approach all Holders). In the event of such purchase by the Company, the Company shall notify the Trustee and the Exchange thereof, and Notes purchased by the Company shall be cancelled and delisted from trading on the TASE-UP system.

3.2 The Company shall not be entitled to reissue Notes purchased by it. The Company shall apply to the Exchange clearing house with a request to withdraw the Note certificate in respect of such Notes purchased by it. For the avoidance of doubt, the principal amount shall be updated in the register accordingly.

3.3 The controlling shareholders of the Company (to the extent there are controlling shareholders, directly and/or indirectly) and/or their family members (spouse as well as sibling, parent, descendant, or descendant of the spouse, or the spouse of any of the foregoing), any subsidiary of the Company and/or any other entity controlled by it and/or an associated company of the Company and/or a related company of the Company and/or an entity controlled by any of them (directly or indirectly), but excluding the Company itself (a "Related Holder"), shall be entitled to purchase and/or sell from time to time, on the Exchange or off-exchange, including by way of issuance by the Company, Notes (Series 1). In the event of such purchase and/or sale, the Company shall file an immediate report, to the extent required by law. Notes held as aforesaid by a Related Holder shall be deemed an asset of the Related Holder; they shall not be delisted from trading on the TASE-UP system and shall be transferable like all other Notes. So long as the Notes are held by a Related Holder, they shall not confer upon it voting rights at general meetings of the Company's Noteholders. In addition, for the purposes of calculating the outstanding par value of the Note series for the purpose of determining a quorum as set forth in the Second Supplement, Notes held by a Related Holder shall not be taken into account.

3.4 Nothing herein shall derogate from the Company's right to forced conversion of the Notes (Series 1) as stated in Section 16.2 of the First Supplement.

3.5 Nothing in Sections 3.1 through 3.4 above, in and of themselves, shall obligate the Company or a Related Holder or the Noteholders to purchase Notes or to sell the Notes held by them.

3.6 As of the date of signing of this Deed, no restriction whatsoever applies to the Company with respect to the distribution of dividends or the buyback of its shares.

4. Company's Undertakings

Until the full, final and complete payment of the debt under the terms of the Notes (Series 1), the Company undertakes as follows:

4.1 The Company hereby undertakes to pay, on the dates fixed therefor, all principal and interest amounts payable under the terms of the Notes (including in the event of payment of default interest as defined in Section 7.2 of the First Supplement, as well as any additional interest pursuant to the provisions of this Deed), and to fulfill all other terms and obligations imposed upon it under the terms of the Notes and under the Trust Deed. The Company may not make its obligations under this section conditional in any manner whatsoever. In the event of a conflict between this section and any conflicting obligation of the Company under this Trust Deed, the provisions of this section shall prevail.

4.2 In any case where a payment date on account of principal and/or interest falls on a day that is not a business day, the payment date shall be deferred to the first business day following it, without any additional payment, interest or linkage, and the record date for the purpose of determining entitlement to redemption or interest shall not change as a result thereof.

4.3 Deleted.

4.4 Undertaking Regarding Future Rating of the Notes (Series 1)

The Notes are unrated. The Company undertakes that to the extent the Notes (Series 1) are rated in the future, the Company shall deliver a written notice thereof to the Trustee no later than one (1) business day from the date of appointment of the rating agency by the Company, and to the extent it is still a reporting entity, shall publish an immediate report thereof. Nothing in the foregoing shall derogate from the Company's right to replace, at any time, to the extent the Notes are rated, a rating agency at its sole discretion and for any reason it sees fit. In addition, in the event the Company replaces the rating agency, or in the event the Notes (Series 1) cease to be rated by a rating agency, the Company shall deliver notice thereof to the Trustee and, to the extent it is still a reporting entity, shall publish an immediate report, in which it shall state the circumstances of the replacement of the rating agency or the cessation of the rating, as applicable, no later than one (1) trading day from the date of such change.

It is hereby clarified that nothing in the above section shall obligate the Company to obtain any rating whatsoever for the Notes (Series 1) and/or for the Company.

4.5 Absence of Security for the Notes

As of the effective date of the Trust Deed, the Notes (Series 1) are not secured by any securities and/or guarantees and/or liens of any kind or type whatsoever. The status of the Noteholders is that of unsecured creditors of the Company, with all that this implies.

For the avoidance of doubt, it is clarified that the Trustee is not obligated to examine, and in practice the Trustee has not examined and will not examine, the need for providing security to secure payments to the holders of the Notes (Series 1). The Trustee was not requested to conduct, and in practice has not conducted and will not conduct, economic, accounting or legal due diligence regarding the state of the Company's business or entities under its control. In entering into the Trust Deed and in the Trustee's agreement to serve as trustee for the holders of the Notes (Series 1), the Trustee does not express its opinion, expressly or impliedly, as to the Company's ability to meet its obligations towards the holders of the Notes (Series 1). Nothing herein shall derogate from the Trustee's duties under any law and/or the Trust Deed, including without derogating from the Trustee's duty (to the extent such duty applies to the Trustee under any law) to examine the effect of changes in the Company from the issuance date of the Notes (Series 1) onwards, to the extent they may adversely affect the Company's ability to meet its obligations to the holders of the Notes (Series 1).

4.6 Deleted.

4.7 No restrictions on distributions, as such term is defined in the Companies Law, apply to the Company under the provisions of this Deed.

5. Acceleration / Immediate Repayment

5.1 Upon the occurrence of one or more of the events enumerated below, the Trustee as well as the Noteholders shall be entitled to accelerate and demand immediate repayment of the entire outstanding balance of the Notes, and the Trustee shall be obligated to do so in the event that a resolution to that effect has been adopted at a meeting of Noteholders in accordance with Section 5.2, and the provisions of Section 5.2 below shall apply:

5.1.1 If the Company fails to repay any amount that it is obligated to pay in connection with the Notes or under the Trust Deed, and the Company has not cured such breach within a period of seven (7) days.

5.1.2 If a temporary liquidator or an officer with similar characteristics is appointed for the Company pursuant to the provisions of the Insolvency Law, or a temporary trustee as such term is defined in the Insolvency Law is appointed, or a temporary winding-up order is issued by a court or an order with similar characteristics is issued pursuant to the provisions of the Insolvency Law, or any judicial decision of a similar nature is rendered, and such appointment or decision has not been cancelled within forty-five (45) days from the date thereof. Notwithstanding the foregoing, no cure period whatsoever shall be granted to the Company with respect to applications and/or orders as aforesaid that were filed or issued, as applicable, by the Company or with its consent.

5.1.3 If the Company adopts a winding-up resolution (except as a result of a merger with another company), or if a trustee as defined in the Insolvency Law is appointed for the Company, or if a final and permanent winding-up order or any other order with similar characteristics is issued against the Company pursuant to the provisions of the Insolvency Law, or if a permanent liquidator or an officer with similar characteristics is appointed for the Company pursuant to the provisions of the Insolvency Law.

5.1.4 (a) If the Company files an application for a stay of proceedings order or any similar proceeding under the Insolvency Law, or an application for an order to open proceedings as defined in the Insolvency Law, or if such an order is issued against the Company, or if the Company files an application for a compromise or arrangement with its creditors under Section 350 of the Companies Law or pursuant to the provisions of the Insolvency Law (except for the purpose of a merger with another company and/or a change in the Company's structure, including a splitting, that is not prohibited under the terms of this Deed, and except for making arrangements between the Company and its shareholders that are not prohibited under this Deed and that do not affect the ability to repay the Notes), or if the Company proposes to its creditors by other means a compromise or arrangement as aforesaid, against the background of the Company's inability to meet its obligations on time; or (b) if an application under Section 350 of the Companies Law is filed against the Company (without the Company's consent) or an application under the Insolvency Law (without the Company's consent) that has not been dismissed or cancelled within forty-five (45) days from the date of filing thereof.

5.1.5 If a merger is effected in which the Company is the absorbing company or the target company, without obtaining the prior approval of the Noteholders by Special Resolution, unless the Company and the absorbing entity have declared to the Noteholders, at least ten (10) business days prior to the merger, that there is no reasonable concern that as a result of the merger, the absorbing entity will be unable to fulfill the Company's obligations to the Holders.

5.1.6 The Company has breached any of its material obligations in connection with the issuance of additional Note series or other securities as stated in Section 2.8 above.

5.1.7 The Company has ceased or announced its intention to cease its payments, or has ceased or announced its intention to cease to carry on its business, as such business may be from time to time.

5.1.8 If the Company fundamentally breaches the terms of the Notes or the Trust Deed, or if it fails to fulfill any of its material obligations thereunder, or if a material representation of the Company in the Notes or in the Trust Deed proves to be incorrect or incomplete, and the Company has not cured such breach within fourteen (14) days from the date of the breach.

5.1.9 If an application is filed for the appointment of a receiver or for the appointment of a receiver (temporary or permanent) over more than 50% of the Company's assets per its financial statements, or if an order is issued for the appointment of a temporary receiver or for the appointment of a temporary trustee as such term is defined in the Insolvency Law -- which has not been dismissed or cancelled within thirty (30) days from the date of filing or issuance thereof, as applicable; or if an order is issued for the appointment of a permanent receiver or for the appointment of a trustee as such term is defined in the Insolvency Law over all of the Company's assets or over more than 50% of the assets per the Company's financial statements.

Notwithstanding the foregoing, no cure period whatsoever shall be granted to the Company with respect to applications or orders that were filed or issued, as applicable, by the Company or with its consent.

5.1.10 If an attachment is imposed or an execution proceeding is carried out or a lien is enforced over more than 50% of the Company's assets per its financial statements, which has not been dismissed or cancelled within thirty (30) days from the date of filing or issuance thereof, as applicable.

Notwithstanding the foregoing, no cure period whatsoever shall be granted to the Company with respect to applications or orders that were filed or issued, as applicable, by the Company or with its consent.

5.1.11 The Company has ceased to be a company whose shares are traded on both the Exchange and NASDAQ.

5.1.12 A sale of more than 50% of the Company's assets per its consolidated financial statements has been carried out (and the Company used the majority of the sale proceeds for the purpose of a distribution), or a change in the Company's core business has been made such that its main activity is no longer in the field of communications networks.

5.1.13 The Company has not published a financial report that it is required to publish under any law (including extensions under law), within thirty (30) days from the last date on which it is required to publish such report.

5.2 Upon the occurrence of any of the events specified in Section 5.1 above, the following provisions shall apply:

5.2.1 The Trustee shall be obligated to convene a meeting of the Noteholders, the date of which shall be twenty-one (21) days from the date of its convening (or a shorter period in accordance with the provisions of Section 5.2.5 below), and on the agenda of which shall be a resolution regarding the acceleration and immediate repayment of the entire outstanding balance of the Notes, due to the occurrence of any of the events specified in Section 5.1 above.

5.2.2 A resolution to accelerate and demand immediate repayment of the Notes shall be adopted at a meeting of Holders at which Holders holding at least fifty percent (50%) of the outstanding par value of the Notes of such series were present, or at an adjourned meeting of Holders at which Holders holding at least twenty percent (20%) of the said outstanding balance were present, by a majority of the Holders of the outstanding par value of the Notes represented in the vote, not including abstentions.

5.2.3 In the event that by the date of the meeting, any of the events specified in Section 5.1 above has not been cancelled or removed, and a resolution at the meeting of the Noteholders as aforesaid has been adopted in accordance with Section 5.2.2 above, the Trustee shall be obligated, at the earliest possible date, to accelerate and demand immediate repayment of the entire outstanding balance of the Notes.

5.2.4 The Trustee or the Holders shall not accelerate the Notes for immediate repayment as stated in this section above unless they have delivered to the Company a written notice of their intention to do so, at least twenty-one (21) days in advance; however, the Trustee or the Holders are not obligated to deliver such notice to the Company, or may shorten the advance notice period, if there is a concern that delivery of the notice would impair the rights of the Holders or impair the ability to accelerate the Notes for immediate repayment. A copy of the meeting convening notice as aforesaid, sent by the Trustee to the Company or published, shall constitute advance written notice to the Company of the Trustee's intention to act as aforesaid.

5.2.5 The Trustee may, in its discretion, shorten the twenty-one (21) day period referred to in Section 5.2.4 above in the event that the Trustee is of the opinion that any delay in accelerating the Company's debt for immediate repayment endangers the rights of the Noteholders.

5.3 It is clarified that where a period has been prescribed during which the Company may take action or adopt a resolution that would remove the grounds for acceleration, the Trustee or the Holders may accelerate the Notes for immediate repayment only if such period has elapsed and the grounds have not been removed; however, the Trustee may shorten such period prescribed in the Trust Deed if it is of the opinion that such period is materially prejudicial to the rights of the Holders.

5.4 For the avoidance of doubt, it is clarified that the right to accelerate as aforesaid and/or the acceleration itself shall not derogate from or impair any other or additional remedy available to the Noteholders or to the Trustee under the terms of the Notes and the provisions of this Deed or under law, and the non-acceleration of the debt upon the occurrence of any of the events specified in Section 5.1 above shall not constitute any waiver whatsoever of the rights of the Noteholders or of the Trustee as aforesaid, unless expressly stated otherwise.

6. Claims and Proceedings by the Trustee

6.1 If the Notes are accelerated for immediate repayment as stated in Section 5 above, then, at any time after such acceleration, the Trustee may, at its discretion, take all such proceedings, including legal proceedings, as it shall see fit and subject to the provisions of any law, for the protection of the rights of the Noteholders and the enforcement upon the Company of its obligations under this Trust Deed.

6.2 The Trustee shall be obligated to act as stated in Section 6.1 above, upon demand of Holders adopted by Ordinary Resolution.

6.3 Nothing in Sections 6.1 and 6.2 above shall derogate from and/or impair the Trustee's right to initiate legal and/or other proceedings, whether on its own initiative or upon demand of Holders adopted by Ordinary Resolution, even if the Notes have not been accelerated for immediate repayment, subject to the giving of seven (7) days' advance notice. Notwithstanding the provisions of this section regarding the obligation to give advance notice, the Trustee shall be entitled to shorten the advance notice period and to exercise its authority under this Section 6.3 at any time and without giving advance notice, whether or not the Notes have been accelerated for immediate repayment, if in the Trustee's opinion the prescribed period or the giving of advance notice, as applicable, would impair the rights of the Noteholders. Notwithstanding the provisions of this Section 6.3, it is clarified that the right to accelerate for immediate repayment shall arise only in accordance with the provisions of Sections 5.1 and 5.2 above and not by virtue of this Section 6.3 or Section 6.4 below.

6.4 The Trustee may, before taking any proceedings as aforesaid above, convene a general meeting of the Noteholders for the purpose of deciding, by Ordinary Resolution, which proceedings to take in order to realize their rights under the Trust Deed and the Notes. The Trustee may also reconvene general meetings of the Noteholders for the purpose of receiving instructions, by Ordinary Resolution, with respect to the conduct of such proceedings. The Trustee's actions in such cases shall be carried out without delay and at the earliest possible date.

6.5 Subject to the provisions of this Trust Deed, the Trustee may, but is not obligated to, convene at any time a general meeting of the Noteholders in order to discuss and/or receive its instructions on any matter pertaining to the Trust Deed, by Ordinary Resolution.

6.6 The Trustee may, but is not obligated to, at its sole discretion, delay the performance of any action by it under the Trust Deed, for the purpose of referring to a general meeting of the Noteholders and/or to the court, until it receives instructions from the general meeting of the Noteholders by Ordinary Resolution and/or instructions from the court as to how to act. The referral to the general meeting of the Noteholders and/or to the court shall be carried out in such cases without delay and at the earliest possible date. Notwithstanding the foregoing, the Trustee may not delay acceleration proceedings that have been resolved upon by the meeting of the Noteholders in accordance with the provisions of Section 5.2 above.

6.7 For the avoidance of any doubt, it is hereby clarified that nothing in any of the provisions set forth above shall derogate from and/or impair the Trustee's right, conferred upon it hereby, to apply, at its sole discretion, to the courts of law, even before the Notes are accelerated for immediate repayment, for the purpose of obtaining any order with respect to the affairs of the trust.

7. Trust over Proceeds

7.1 All proceeds received by the Trustee in respect of the Notes, including as a result of the acceleration of the Notes for immediate repayment, and including as a result of proceedings taken, if taken, against the Company, shall be held by the Trustee in trust and shall be applied for the following purposes and in the following order of priority:

7.1.1 First, for the payment of the Trustee's fees.

7.1.2 Second, for the payment of the expenses, payments, levies and liabilities incurred by the Trustee, imposed upon it, or arising in connection with or as a result of the performance of the trust or otherwise in connection with the terms of the Trust Deed.

7.1.3 Third, for the reimbursement of Holders who bore payments under Section 20 below in excess of their pro rata share, and thereafter for the reimbursement of Holders who bore payments in accordance with their pro rata share under Section 20.5 below.

7.1.4 The remainder shall be applied, subject to the rules of the Exchange in connection with the TASE-UP system as in effect at such time:

7.1.4.1 First, to pay the Noteholders the arrears of interest, including default interest, due to them, pari passu and proportionally to the amounts due to each of them, without preference or priority with respect to any of them, and without any preference in connection with the priority in time of issuance of the Notes by the Company or otherwise.

7.1.4.2 Second, to pay the Noteholders the arrears of principal due to them under the terms of the Notes, pari passu and proportionally to the principal amount due to each of them, without preference or priority with respect to any of them.

7.1.4.3 Third, to pay the Noteholders the interest amounts due to them under the Notes held by them, pari passu, the payment dates of which have not yet occurred, and proportionally to the amounts due to them, without any preference in connection with the priority in time of issuance of the Notes by the Company or otherwise.

7.1.4.4 Fourth, to pay the Noteholders the principal amounts due to them under the Notes held by them, pari passu, the payment dates of which have not yet occurred, and proportionally to the amounts due to them, without any preference in connection with the priority in time of issuance of the Notes by the Company or otherwise.

7.1.4.5 The surplus, if any, shall be paid by the Trustee to the Company or its successors, as applicable.

7.2 Tax shall be deducted at source from payments to the Noteholders to the extent there is an obligation to do so under any law.

7.3 The payment of amounts by the Trustee to the Noteholders as aforesaid, out of the proceeds received by it, shall be subject to any applicable law.

7.4 Nothing in this Section 7 above shall derogate from the Trustee's obligation to act to collect the funds from the Company, to the extent that the payment obligation applies to it.

7.5 The Trustee may instruct the Company to transfer to the Trustee a portion of the payment that the Company is required to pay to the Holders (in this section: the "Relevant Payment"), for the purpose of funding the proceedings and/or the expenses and/or the Trustee's fee under this Deed (in this section: the "Funding Amount"), provided that the Company has not already borne the Funding Amount and/or deposited the Funding Amount with the Trustee in advance. The Company shall transfer the Funding Amount to the Trustee on the date prescribed in this Deed for the Relevant Payment, or earlier, at the Company's discretion. The Company may not refuse to act in accordance with such notice, and it shall be deemed to have fulfilled its obligation towards the Holders if it proves that it has transferred the full Funding Amount to the Trustee as aforesaid, and such payment shall be deemed as payment to the Holders on account of the Relevant Payment, on its due date (without derogating from the provisions of this section below).

No later than four (4) business days before the record date for the Relevant Payment from which the Funding Amount shall be deducted, the Company shall deliver a notice to the Holders in accordance with Section 21 of this Deed, specifying the Funding Amount, its purpose, and the updated interest amounts that shall be paid to the Holders in connection with the Relevant Payment.

The Funding Amount that the Trustee shall be entitled to instruct the Company to transfer to it as stated in this section above, to the extent that a Holders' resolution on the matter has not been previously adopted (including a resolution in connection with the proceedings and/or the actions for which the Funding Amount is required), shall be limited to the amount of NIS 500,000 (plus VAT).

Nothing herein shall release the Company from its liability to bear the Funding Amount payments where it is obligated to do so under this Deed or under law. In addition, nothing herein shall derogate from the Trustee's obligation to act reasonably to obtain the Funding Amount due to the Holders from the Company.

8. Authority to Withhold Distribution of Funds

8.1 Notwithstanding the provisions of Section 7 above, if the monetary amount received as a result of the proceedings referred to above and available for distribution at any time, as stated in that section, is less than 10% of the outstanding par value of the Note series or less than NIS 1,000,000, whichever is lower, the Trustee shall not be obligated to distribute it, and shall be entitled to invest the said amount, in whole or in part, in investments permitted under the Trust Deed, as stated in Section 13 below, and to replace such investments from time to time with other permitted investments as stated in Section 13 below, all as it sees fit.

8.2 When the said investments, together with their profits, together with additional funds received by the Trustee for payment to the Noteholders, if any, reach the amount of at least 10% of the outstanding par value of the Note series or NIS 1,000,000, whichever is lower, or upon the arrival of a principal and/or interest payment date, as applicable, the Trustee shall pay them to the Noteholders as stated in Section 7 above. In the event that within six (6) months from the date of deposit of such funds with the Trustee, the Trustee does not have an amount sufficient to pay at least the said amount, the Trustee shall be obligated to distribute to the Noteholders the funds in its possession in accordance with the provisions of any law and subject to the Exchange's rules in connection with the TASE-UP system.

8.3 Notwithstanding the foregoing in this section, if the Trustee receives a demand to that effect by Ordinary Resolution, the Trustee shall distribute the amounts received by it as a result of the proceedings as aforesaid, even before they have accumulated to the amount of 10% of the outstanding par value of the Note series or NIS 1,000,000, whichever is lower, in accordance with the provisions of any law and subject to the rules of the Exchange and directives thereunder in connection with the TASE-UP system, as in effect at such time. The Trustee's fees and the Trustee's expenses shall be paid out of such funds immediately upon their becoming due, even if the amounts received by the Trustee are less than 10% of the outstanding par value of the Note series or less than NIS 1,000,000.

9. Notice of Distribution

9.1 The Trustee shall notify the Noteholders of the date and place at which any of the payments referred to in Sections 7 and 8 above shall be made, by notice delivered to them in the manner set forth in Section 21 below, not less than ten (10) days and not more than twenty (20) days in advance.

9.2 After the date stated in the notice, the Noteholders shall be entitled to interest thereon at the rate prescribed in the Note, solely on the remaining principal amount (if any) after deduction of the amount paid, to the extent paid.

10. Non-Payment for Reasons Not Dependent on the Company

10.1 Any amount due to a Noteholder that was not actually paid on its scheduled payment date for a reason not dependent on the Company, while the Company was ready and able to pay the same in full on its due date (the "Impediment"), shall cease to bear interest from the date it was transferred to the Trustee, and the Noteholder shall be entitled only to those amounts to which it would have been entitled on the date scheduled for payment of such principal and interest installment.

10.2 The Company shall deposit with the Trustee, within seven (7) days from the scheduled payment date, the payment amount that was not paid for a reason not dependent on the Company as stated in Section 10.1 above, and shall notify the Noteholders of such deposit, and such deposit shall be deemed payment of such installment by the Company, and in the case of payment of all amounts due in respect of the Note, also as redemption of the Note by the Company.

10.3 The Trustee shall invest any such amount for the benefit of such Noteholders, in trust accounts in its name and to its order, in investments permitted to it under the provisions of Section 13 below. Having done so, the Trustee shall not be liable to those entitled in respect of such amounts except for the proceeds received from the realization of such investment, less the expenses related to such investment and the management of the trust accounts, and less the mandatory payments applicable to such trust accounts, subject to the order of distribution set forth in Section 7.1 above.

10.4 The Trustee shall transfer to each Noteholder for whom amounts and/or funds due to the Noteholders have been deposited with the Trustee, such amounts from the deposited funds, against presentation of such proof as the Trustee shall require to its full satisfaction as to the Holder's right to receive the funds and as to the removal of the Impediment to payment, and less all expenses and mandatory payments applicable to said trust account, including commissions at the rate customary at such time.

10.5 The Trustee shall hold such funds and invest them in the manner aforesaid, until the end of one (1) year from the final redemption date of the Notes. After such date, the Trustee shall transfer to the Company the amounts as stated in Section 10.4 above (including the profits derived from the investment thereof), less its expenses, to the extent remaining in its possession at such date. The Company shall hold such amounts in trust for the Noteholders entitled to such amounts for an additional one (1) year, and with respect to the amounts transferred to it by the Trustee as aforesaid, the provisions of Sections 10.3 and 10.4 above shall apply mutatis mutandis. Funds that are not claimed from the Company by any Noteholder within seven (7) years from the final redemption date of the Notes shall be transferred to the Company, and it shall be entitled to use the remaining funds for any purpose whatsoever. Nothing herein shall shorten the statutory limitation period under law in connection with the said debt.

10.6 The Company shall confirm in writing to the Trustee the return of the said amounts and the receipt thereof in trust for the Noteholders as aforesaid, and shall indemnify the Trustee for any damage of any kind that may be caused to it by reason of the transfer of the funds from the Trustee to the Company as aforesaid, provided that it acted reasonably. Upon the transfer of the funds from the Trustee to the Company, the Trustee shall be released from the payment of said amounts to the entitled Noteholders.

11. Receipt from Noteholder

11.1 A receipt from a Noteholder, or a confirmation from a member of the Exchange making the transfer, or the execution of the transfer through the Exchange's clearing house or the relevant entity in the TASE-UP system, in respect of the principal and interest amounts paid to it by the Trustee in respect of the Note, shall constitute an absolute discharge of the Trustee with respect to the actual execution of the payment of the amounts stated in the receipt.

11.2 Except in the case referred to in Section 10.5 above, a receipt from the Trustee regarding the deposit of the principal and interest amounts with it for the benefit of the Noteholders as aforesaid shall be deemed a receipt from the Noteholder for the purposes of Section 11.1 above with respect to the discharge of the Company (and not with respect to the discharge of the Trustee) in connection with the execution of the payment of the amounts stated in the receipt.

11.3 Funds distributed as stated in Section 9 above shall be deemed payment on account of the redemption of the Notes.

12. Application of Securities Law and Exchange Rules

In any matter not addressed in this Deed and in any case of conflict between mandatory provisions of law, including the Securities Law and the Exchange rules in connection with the TASE-UP system that are not subject to stipulation, and this Deed, the parties shall act in accordance with the mandatory provisions of law.

13. Investment of Funds

All funds that the Trustee may invest under the Trust Deed shall be invested by it in NIS deposits at one of the five largest banks in Israel with a rating of not less than Aa2 by Midroog or an equivalent rating, in its name or to its order, or in Notes of the State of Israel or of the U.S. government only and/or similar securities issued by the U.S. government.

Having done so, the Trustee shall not be liable to those entitled in respect of such amounts except for the proceeds received from the realization of the investments, less its fees and expenses, the commissions and expenses related to such investment and the management of the trust accounts, and less the mandatory payments applicable to the trust account, and the Trustee shall deal with the remaining funds in accordance with the provisions of this Deed.

14. Company's Obligations to the Trustee

The Company hereby undertakes to the Trustee, so long as the Notes have not been fully redeemed, as follows:

14.1 To pay all principal and interest amounts (including default interest, to the extent applicable) under the terms of the Notes and to fulfill all other terms and obligations imposed upon it under the terms of the Notes and this Deed.

14.2 To maintain orderly books of account in accordance with accepted accounting principles, to keep the books, including the documents serving as evidence therefor (including deeds of pledge and mortgage), and to allow the Trustee and any authorized representative of the Trustee to inspect, as promptly as possible but in any event no later than ten (10) business days from the date of the Trustee's request, any such book and/or any such document that the Trustee requests to inspect.

14.3 To notify the Trustee in writing within one (1) business day after becoming aware of any case in which a receiver, special administrator and/or temporary or permanent liquidator and/or a trustee in the framework of a petition for a stay of proceedings under Section 350 of the Companies Law or pursuant to the Insolvency Law has been appointed against the Company and/or any officer, and to take, as promptly as possible, at its expense, all reasonable measures required for the removal of such attachment or the cancellation of such action or receivership, liquidation or administration, as applicable, and to update the Trustee on an ongoing basis regarding the conduct of such proceedings.

14.4 To notify the Trustee in writing no later than two (2) business days after becoming aware thereof (without taking into account the cure periods specified in Section 5.1 above), of the occurrence of any of the events specified in Section 5.1 above or of a real concern regarding the occurrence of any of them (without taking into account the cure and waiting periods enumerated therein).

14.5 To deliver to the Trustee a copy of any document or any information that the Company has delivered to the Noteholders, to the extent delivered. Publication of a document or information as aforesaid through the MAGNA system shall be deemed delivery thereof to the Trustee for the purposes of this section.

14.6 To deliver to the Trustee copies of notices and invitations that the Company gives to the Noteholders as stated in Section 21 below. Publication of notices or invitations as aforesaid through the MAGNA system shall be deemed delivery thereof to the Trustee for the purposes of this section.

14.7 The Company shall deliver to the Trustee and/or to an authorized representative thereof (notice of whose appointment shall be given by the Trustee to the Company upon appointment), any information regarding the Company that it is able to produce and/or process, based on data and/or documents signed by the Company through the Company's CEO and the senior officer in charge of finance at the Company (including explanations, documents and calculations regarding the Company, its business or its assets, and information that the Trustee may reasonably require for the protection of the Noteholders' rights), and the Company also undertakes to instruct its attorneys and/or accountants to deliver such information, upon reasonable written request of the Trustee, no later than ten (10) business days from the date of the Trustee's request, to the extent that the information is reasonably required by the Trustee for the purpose of implementation and exercise of the Trustee's powers, authorities and authorizations and/or those of its representatives under the Trust Deed. The Trustee shall be entitled, at its discretion, to transfer the information delivered to it to institutional entities holding Notes, subject to the provisions of Section 14.10 below, and this shall not constitute a breach of the confidentiality obligation applicable to the Trustee.

14.8 To provide the Trustee with the reports and filings as detailed in Section 26 below. Publication of such reports and filings through the MAGNA system shall be deemed delivery thereof to the Trustee for the purposes of this section.

14.9 To take all actions that are necessary and/or reasonably required for the purpose of giving effect to the exercise of the Trustee's powers, authorities and authorizations and/or those of its representatives in accordance with the provisions of the Trust Deed.

14.10 Subject to the provisions of any law and the provisions of this Trust Deed, the Trustee undertakes, by signing this Deed, to keep confidential all information provided to it by the Company, shall not disclose it to others and shall not make any use thereof, unless its disclosure or use is required for the performance of its duties under the Securities Law, under the Trust Deed, or pursuant to a court order, or for the protection of the Noteholders' rights. The confidentiality obligation as aforesaid shall also apply to any agent of the Trustee (including any advisor, attorney and the like), including with respect to any Holder to whom the Trustee delivers information under this Deed, and for this purpose such Holder shall sign a confidentiality undertaking in a form acceptable to the Company.

14.11 If the Notes are accelerated for immediate repayment, as defined in Section 5.1 of this Deed, the Company shall perform from time to time and at any time that it is required to do so by the Trustee, all reasonable actions to enable the exercise of all the powers vested in the Trustee, and in particular, the Company shall perform the following actions, within ten (10) days of the Trustee's demand upon the Company:

14.11.1 To repay to the holders of the Notes (Series 1) and to the Trustee all amounts due and that shall become due to them under the terms of the Trust Deed and the Notes ("Acceleration"). Such payment shall be made in coordination of the timetable with the Exchange and in accordance with the Exchange's rules and directives as in effect at such time.

14.11.2 To make all declarations and/or sign all documents and/or perform and/or cause to be performed all actions that are necessary and/or required by law for the purpose of giving effect to the exercise of the Trustee's powers, authorities and authorizations and/or those of its representatives.

14.11.3 To give all notices, orders and instructions that the Trustee deems useful and requires for the purpose of implementing the provisions of this Deed.

For the purposes of this section -- a written notice signed by the Trustee confirming that an action required by it, within the scope of its powers, is a reasonable action, shall constitute prima facie evidence thereof.

Section 15 — Powers of Attorney

15.1 The Company hereby irrevocably appoints the Trustee as its attorney-in-fact to execute all actions that the Company is obligated to perform under this Deed, and to act in the Company's name in exercising all or any part of the Trustee's powers under this Deed, provided that the Company has failed to perform such actions within a reasonable time after receiving the Trustee's written demand to do so.

15.2 The appointment set forth in Section 15.1 above shall not obligate the Trustee to act, and shall not derogate from the Company's obligations under this Deed. The Company hereby releases the Trustee in advance for any failure to act, or for any untimely or incorrect action taken pursuant to such appointment. The Company hereby waives all claims against the Trustee and/or its agents for any direct or indirect damage arising therefrom, except in cases of non-exempt negligence or willful misconduct on the part of the Trustee.

Section 16 — Other Agreements

Subject to applicable law and any restrictions imposed on the Trustee, the Trustee's performance of its duties under this Deed shall not prevent the Trustee from entering into contracts or conducting transactions with the Company in the ordinary course of business.

Section 17 — Trustee's Fee

The Company shall pay the Trustee for its services under this Deed as follows:

17.1 An annual fee of NIS 25,000 (twenty-five thousand New Israeli Shekels) per trust year, commencing from the date of issuance of the Notes (Series B).

17.2 Special activities shall be compensated at a rate of NIS 700 (seven hundred New Israeli Shekels) per hour for non-routine work, including the following:

17.2.1 Activities arising from a breach of or material concern regarding a breach of the Company's obligations under this Deed.

17.2.2 Activities in connection with acceleration of the Notes and/or a Noteholder meeting resolution to accelerate the Notes.

17.2.3 Special activities required for the protection of Noteholder rights, including convening Noteholder meetings.

17.2.4 Special work (including work arising from structural changes in the Company or at the Company's demand) or additional actions required due to future changes in laws or regulations.

17.2.5 Examination, oversight, control, and enforcement of the Company's undertakings under this Deed.

17.3 If the issuance of the Notes is cancelled or postponed by more than three (3) months after work has already commenced, the Trustee shall be entitled to a fee calculated at NIS 700 per hour, in accordance with a detailed report to be submitted by the Trustee to the Company.

17.4 If the Note series is expanded, the Trustee shall be entitled to an additional annual fee proportional to the expansion ratio, which shall be permanent until the end of the trust period.

17.5 The Trustee shall be entitled to reimbursement of reasonable expenses incurred in connection with its duties under this Deed. Such expenses shall be coordinated with the Company in advance, where possible.

17.6 Value Added Tax (VAT) shall be added to all amounts payable under this Section 17 and shall be borne and paid by the Company.

17.7 All amounts stated in this Section 17 shall be linked to the Consumer Price Index (CPI) known on the date of issuance of the Notes, provided that no amount shall be less than the stated nominal amounts set forth herein.

17.8 All fees and expenses payable to the Trustee under this Section 17 shall be paid through the end of the trust period, even if a receiver, liquidator, or any other officer has been appointed over the Company, and regardless of any court supervision.

17.9 If the Trustee's tenure expires in accordance with Section 24 below, no fee shall be payable to the Trustee from the date on which the replacement Trustee takes office. If the Trustee's tenure expires mid-year, the full annual fee for that year shall nevertheless be paid.

17.10 All amounts payable under this Section 17 shall have priority over any payments to the Noteholders.

17.11 The Company shall bear all payments set forth in this Section 17. However, if the Trustee's tenure has ended pursuant to Section 35B(a1) or Section 35YD(d) of the Securities Law, the Noteholders shall bear any unreasonable excess of the replacement Trustee's fee over the original Trustee's fee. If regulations are enacted under Section 35H1 of the Securities Law, such regulations shall apply.

The Noteholders' share of such excess fee shall be deducted from each payment that the Company makes to the Noteholders and shall be transferred directly to the Trustee.

Section 18 — Special Powers

18.1 The Trustee may obtain written opinions and/or advice from lawyers, accountants, appraisers, brokers, or other experts as it deems necessary in connection with the performance of its duties under this Deed. The Trustee shall not be liable for any loss or damage arising from actions taken in reliance on such opinions or advice, unless the Trustee acted with non-exempt negligence, in bad faith, or with willful misconduct. The Company shall bear the reasonable costs of obtaining such opinions and advice. The Trustee shall give the Company advance written notice, including details of the fees and the purpose of the engagement, where possible and without prejudicing Noteholder rights. The Trustee shall obtain at least three (3) fee proposals from reputable experts. The Company may choose among them and negotiate the engagement terms within seven (7) business days, provided that any such process does not cause delay that would prejudice Noteholder rights.

Publication of the results of a Noteholder meeting regarding the appointment of an expert shall constitute sufficient notice to the Company.

18.2 Advice and/or opinions may be given by letter, telegram, facsimile, email, or other electronic means. The Trustee shall not be liable for actions taken based thereon, notwithstanding any errors contained therein or any lack of authenticity, unless the Trustee acted negligently.

18.3 Advice and/or opinions may be given orally or in writing. If given orally, the Trustee shall prepare a written memorandum summarizing such advice or opinion.

18.4 The Trustee may rely on any written document, including instructions, notices, requests, consents, and approvals, believed by the Trustee in good faith to have been signed by or issued on behalf of the relevant person or entity.

18.5 Subject to applicable law, the Trustee shall not be required to notify any person of the execution of this Deed, and the Trustee shall not be entitled to interfere with the Company's management. The foregoing shall not limit or derogate from the Trustee's obligations under this Trust Deed.

18.6 Subject to applicable law, the Trustee shall exercise its powers under this Deed at its absolute discretion. The Trustee shall not be liable for any errors in judgment, unless the Trustee acted negligently (excluding exempt negligence), acted in bad faith, or acted willfully, in a manner contrary to the provisions of this Deed.

Section 19 — Trustee's Authority to Employ Agents

The Trustee may appoint agent(s), including lawyers, for the performance of special actions in connection with the trust, and may pay such agents reasonable fees. Such appointment may include the conduct of legal proceedings or representation in merger or split proceedings. The Company may object to the appointment of a particular agent on reasonable grounds, including where such agent is a competitor of the Company or has a conflict of interest. The appointment of an agent shall not derogate from the Trustee's liability under this Deed. The Company shall bear the reasonable costs of such appointment. The Trustee shall give the Company advance notice of any such appointment, where possible. Publication of the results of a Noteholder meeting regarding the appointment of an agent shall constitute sufficient notice to the Company. The Company's objection to a specific agent appointed by resolution of a Noteholder meeting shall not delay the engagement if such delay would prejudice the rights of the Noteholders.

Section 20 — Indemnification of the Trustee

20.1 The Company and the Noteholders (at the relevant record date as set forth in Section 20.6 below, each in respect of its obligation under Section 20.4 below) hereby undertake to indemnify the Trustee, its officers, employees, agents, and experts appointed under this Deed (all or some of them, jointly and/or severally, the "Indemnified Parties"):

20.1.1 For any damage, loss, or monetary obligation imposed on the Indemnified Parties under a judgment, arbitral award (that is not subject to a stay of execution), or settlement (if the settlement relates to the Company, with the Company's consent), arising from actions performed or required to be performed by the Indemnified Parties under this Deed, applicable law, a directive of any competent authority, a demand of the Noteholders, a demand of the Company, or their role under this Deed; and

20.1.2 For fees and reasonable expenses incurred or to be incurred in connection with the performance of the trust, the exercise of the Trustee's powers, legal proceedings, expert opinions, negotiations, insolvency proceedings, collection actions, debt arrangements, valuations, and any claims and demands.

The Trustee may withhold funds in its possession for the purpose of indemnification and payment of its fees. All amounts payable under this Section 20 shall have priority over the rights of the Noteholders, subject to applicable law and the conditions set forth below. Actions approved by the Company and/or the Noteholders shall be deemed to have been reasonably necessary.

Provided that:

20.1.3 The Indemnified Parties shall not demand advance indemnification in respect of urgent matters; without prejudice to their right to submit retroactive indemnification claims;

20.1.4 It has not been determined by a final judicial decision that the Indemnified Parties acted in bad faith, outside the scope of their role, or not in accordance with applicable law or this Deed;

20.1.5 It has not been determined by a final judicial decision that the Indemnified Parties were negligent (excluding exempt negligence);

20.1.6 It has not been determined by a final judicial decision that the Indemnified Parties acted willfully.

20.2 The rights under this Section 20 shall be referred to herein as the "Indemnification Obligation" or the "Right to Indemnification."

Even if it is argued that the Indemnified Parties are not entitled to indemnification, the Indemnified Parties shall be entitled to immediate payment upon their first demand. If a final judicial decision determines that the Indemnified Parties had no right to indemnification, the amounts paid shall be returned.

20.3 Without derogating from the Indemnification Obligation, whenever the Trustee is required to take action under this Deed, the Trustee may refrain from acting until it has received a deposit in an amount satisfactory to it (the "Funding Cushion") — first from the Company, and thereafter from the Noteholders at the relevant record date, pro rata. If the Noteholders do not deposit the full amount of the Funding Cushion, the Trustee shall not be obligated to act. The foregoing shall not exempt the Trustee from taking urgent action necessary to prevent material harm to the Noteholders.

The Trustee may determine the amount of the Funding Cushion and may create additional funding cushions as needed. Unused amounts shall be returned together with proceeds thereon.

20.4 The Indemnification Obligation shall apply as follows:

20.4.1 With respect to the Company — for: (1) actions required to be taken under this Trust Deed or for the protection of the Noteholders; (2) actions taken at the Company's demand.

20.4.2 With respect to the Noteholders at the relevant record date — for: (1) indemnification arising from a demand of the Noteholders (excluding a demand for the protection of the Noteholders); (2) the Company's non-payment of its indemnification obligation under Section 20.4.1 above. Payment by the Noteholders shall not derogate from the Company's obligation.

20.5 If the Company fails to pay or deposit the required amounts, the funds shall be collected as follows:

20.5.1 First, from interest payments and then from principal payments due after the date of the relevant action, in accordance with Sections 7.1.1, 7.1.2, and 7.5.

20.5.2 Second, if the amounts collected under Section 20.5.1 are insufficient, the Noteholders at the relevant record date shall deposit the remaining amounts pro rata.

"Pro rata share" means the proportion of the Noteholder's holdings to the total outstanding face value of the Notes at the relevant record date. Such proportion shall remain fixed. Noteholders may contribute amounts in excess of their pro rata share — repayment of such excess shall be made in accordance with the priority set forth in Section 7.

20.6 Record dates shall be determined as follows:

20.6.1 For urgent action taken without a prior Noteholder meeting: the close of trading on the date of the action or decision (or the prior trading day, if the action or decision occurs on a non-trading day).

20.6.2 In any case where the 'indemnification obligation' and/or 'finance cushion' payment is required pursuant to a Noteholder meeting resolution — the record date for determining liability shall be the date of participation in such meeting (as set forth in the notice of convening) and shall apply even to a Noteholder who did not attend or participate in the meeting.

Section 21 — Notices

All notices from the Company and/or the Trustee to the Noteholders shall be given as follows:

21.1 By registered mail to the address provided by the Noteholder (or by email), or by messenger. A notice shall be deemed received as follows: (1) if sent by registered mail — ten (10) business days after the date of mailing; notices from the Company shall also be sent to the Trustee by email; (2) if delivered by messenger — upon delivery; (3) if sent by email — upon receipt of a non-automatic reply confirming receipt.

21.2 In lieu of the foregoing, notices may be given through the MAGNA electronic filing system. The Trustee may instruct the Company to publish a notice on its behalf, and the Company shall do so within two (2) business days of receiving the Trustee's request.

21.3 [Deleted.]

21.4 [Deleted.]

21.5 Copies of all notices sent by the Trustee to the Noteholders shall also be sent to the Company, unless the Trustee determines that sending such copies would be prejudicial to the Noteholders. Publication of a notice through the MAGNA system shall release the Trustee from the obligation to send a copy to the Company.

Section 22 — Amendments to the Trust Deed, Waiver and Compromise

22.1 Subject to applicable law, the Trustee may waive any breach of the Company's obligations under this Deed, provided that the Trustee is satisfied that such waiver will not prejudice the interests of the Noteholders. The foregoing shall not apply to "Changes Not Within the Trustee's Authority."

"Changes Not Within the Trustee's Authority" are defined as any of the following: any change to or waiver of payment dates; any waiver of events of acceleration under Section 5.1 or changes thereto; any waiver of or change to provisions regarding the issuance of additional Note series or additional debt series; any waiver of or change to the provisions regarding reports to the Trustee; and any waiver of the provisions regarding the registration office.

22.2 Subject to applicable law and to the prior approval of a Special Resolution of the Noteholders, the Trustee may compromise with the Company on any right or claim and may agree to any arrangement regarding any matter, including waiving any right or claim of the Noteholders against the Company.

22.3 Subject to applicable law, the Company and the Trustee may amend the terms of this Trust Deed and/or the Notes (except for Changes Not Within the Trustee's Authority) if:

22.3.1 The Trustee is satisfied that the proposed change does not prejudice the interests of the Noteholders. This provision shall not apply to Changes Not Within the Trustee's Authority.

22.3.2 The proposed change has been approved by a Noteholder meeting in accordance with Section 22.2 above.

22.4 Without derogating from the foregoing, the terms of the Notes may be changed as part of a compromise or arrangement approved by a court under the Insolvency Law or in connection with winding-up proceedings.

22.5 The Company shall notify the Noteholders through the MAGNA system of any change made pursuant to Sections 22.1 or 22.3 above, immediately after the implementation of such change.

22.6 The Trustee may require the Noteholders to present their Note Certificates for the purpose of recording such changes. The Company shall make the requested notation on the Note Certificates. The Trustee shall notify the Noteholders in writing within a reasonable time.

Section 23 — Register of Holders

23.1 The Company shall maintain the register of Noteholders at its registered office.

23.2 The register of Noteholders shall constitute prima facie evidence of its contents.

23.3 The Company shall not be required to register any notice of any express, implied, or presumed trust, pledge, lien, or any equitable right, claim, or right of set-off. The Company shall recognize only the registered holder of the Notes. Legal heirs, estate administrators, executors, and bankruptcy trustees may be registered as holders upon furnishing proof satisfactory to the Company.

Section 24 — Expiry of the Trustee's Tenure and Appointment of a New Trustee

24.1 The appointment, replacement, tenure (including the expiry thereof), resignation, and dismissal of the Trustee shall be governed by the provisions of the Securities Law.

24.2 Upon expiry of the Trustee's tenure, a new trustee shall be appointed at a Noteholders' meeting.

24.3 The new trustee shall have the same powers, authorities, and duties as the predecessor trustee, and shall act as if originally appointed under this Deed.

24.4 The termination of the Trustee's tenure shall not derogate from any rights or claims of the Company and/or the Noteholders against the Trustee, or of the Trustee against the Company and/or the Noteholders, arising prior to such termination.

24.5 However, a decision on the termination of the Trustee's tenure and the appointment of a replacement Trustee shall require a meeting with a quorum of at least 50% (fifty percent) of the outstanding face value of the Notes (or 10% (ten percent) at an adjourned meeting), and shall be adopted by a majority of at least 75% (seventy-five percent) of the outstanding face value of the Notes represented and voting at the meeting, excluding abstentions.

24.6 The Company shall publish an immediate report upon the resignation or replacement of the Trustee.

Section 25 — Meetings of the Noteholders

Meetings of the Noteholders shall be conducted as set forth in the Second Supplement to this Deed.

Section 26 — Reporting to the Trustee

The Company shall provide the Trustee with the following, so long as the Notes have not been fully redeemed:

26.1 Audited annual financial statements for the year ended December 31, immediately upon their publication. If the Company ceases to be a reporting entity, the Company shall nevertheless deliver such statements within the statutory deadline applicable to reporting entities.

26.2 Interim financial reports, together with the auditor's review thereof, within the statutory deadline applicable to reporting entities, even if the Company is no longer a reporting entity.

26.3 A confirmation from the Company's auditor and/or Chief Financial Officer regarding interest and/or principal payments, the timing thereof, and the outstanding face value of the Notes, within seven (7) days of the Trustee's written request.

26.4 Within ten (10) business days of the publication of the annual report, a certificate signed by the Chief Executive Officer and/or the Chief Financial Officer confirming that no breach of the Company's obligations under this Deed has occurred during the period from the date of this Deed (or from the date of the prior certificate, as applicable), or providing specific disclosure of any breach. The certificate shall include reference to the specific items requested by the Trustee.

26.5 Notice of any change in the Company's name or address, within two (2) business days of such change.

26.6 Within fifteen (15) days of the allotment of the Notes or an expansion of the Note series, a "Trustee's copy" of the Note Certificate.

26.7 A copy of every document that the Company provides to all of its shareholders or to the Noteholders, including any report filed pursuant to applicable law with the Securities Authority for publication to the public (including immediate reports), immediately upon its publication. Publications through the MAGNA system in accordance with Sections 26.1, 26.2, and 26.6 above shall be deemed delivered to the Trustee.

26.8 If the Company ceases to be a reporting entity, as such term is defined in the Securities Law, the Company shall deliver to the Noteholders (Series 1), through the Trustee, the reports required of a non-reporting entity under the Institutional Investor Circular, as in effect from time to time, within the applicable deadlines prescribed therein, without derogating from the provisions of Section 5.1.9 above. In the event of such delivery, the Company shall publish a notice through the MAGNA system stating that the Company has delivered such notice to the Trustee pursuant to this Section and that a Noteholder may obtain a copy thereof upon presentation of evidence of ownership. Such reports shall be signed by the Chief Executive Officer and the Chief Financial Officer.

26.9 Without derogating from the foregoing, if the Company ceases to be a reporting entity, the Company shall bear all costs as set forth in Section 5(c)(7)(d) of the Institutional Investor Circular.

Section 27 — Reports on Trust Matters

27.1 Following completion of the issuance and the registration for trading on TASE-UP, the Trustee shall prepare an annual report by June 30 of each year for the prior calendar year, including any exceptional events that occurred during such period. The Noteholders shall be entitled to receive a copy of such report upon request.

27.2 If the Trustee becomes aware of a material breach by the Company of its obligations under this Deed, the Trustee shall notify the Noteholders thereof and shall report on the measures taken by the Trustee in connection therewith. This obligation shall not apply if the Company has published such information in accordance with applicable law. The foregoing is subject to the Trustee's actual knowledge.

27.3 Upon the demand of Noteholders holding more than 5% (five percent) of the outstanding face value of the Notes, the Trustee shall provide expense data in connection with the trust.

27.4 The Trustee shall submit an activity report upon the reasonable demand of Noteholders holding at least 10% (ten percent) of the outstanding face value of the Notes, within a reasonable time, subject to confidentiality obligations.

27.5 As of the date of signing this Deed, the Trustee is insured under a professional liability insurance policy with a coverage amount of USD 10,000,000 (ten million US Dollars) (the "Coverage Amount"). If the Coverage Amount drops below USD 8,000,000 (eight million US Dollars) prior to the full redemption of the Notes, the Trustee shall notify the Company within seven (7) business days so that the Company may publish an immediate report. These provisions shall apply until regulations governing such matters are enacted. After such regulations are enacted, the Trustee shall be required to provide an update only if it is not in compliance therewith.

27.6 The Trustee shall update the Company regarding reports filed under this Section 27, unless the Trustee determines that providing such update would be prejudicial to the interests of the Noteholders.

Section 28 — Presentation of Note Certificate to the Trustee and Recording in Connection with Partial Payment

28.1 The Trustee may require any Noteholder to present its Note Certificate at the time of any interest payment or partial principal and/or interest payment made in accordance with Sections 7, 8, and 9 of this Deed.

28.2 The Trustee may note the amounts paid and the dates of payment on the Note Certificate.

28.3 The Trustee may waive the requirement to present the Note Certificate against the provision of indemnity and/or security, at its discretion.

28.4 The Trustee may maintain records by other means for the purpose of tracking partial payments.

Section 29 — Governing Law and Jurisdiction

29.1 Israeli law shall apply exclusively to this Deed and to the Notes. In the event of a conflict between any provision of this Deed and mandatory law, the provisions of mandatory law shall prevail. In the event of a conflict between the shelf offering report and this Deed, the provisions of this Deed shall prevail.

29.2 The competent courts of Tel Aviv-Jaffa shall have exclusive jurisdiction over any dispute arising out of or in connection with this Deed.

Section 30 — Addresses

The addresses of the parties shall be as specified in the preamble to this Deed, or as notified by either party to the other in writing.

Section 31 — Trustee's Liability

31.1 Notwithstanding any provision of law, if the Trustee has acted in good faith, within a reasonable time, and has verified the facts that a reasonable trustee would verify, the Trustee shall not be liable for any damage arising from the exercise of its discretion pursuant to Sections 35H(d1) or 35T1 of the Securities Law, unless the plaintiff proves that the Trustee acted with gross negligence. In the event of a conflict between this Section 31 and any other provision of this Trust Deed, the provisions of this Section 31 shall prevail.

31.2 If the Trustee has acted in good faith and without negligence in accordance with Sections 35H(d2) or 35H(d3) of the Securities Law, the Trustee shall not be liable for any damage arising from such action.

Section 32 — General

Without derogating from any other provision of this Deed, any waiver, extension, indulgence, silence, or inaction on the part of the Trustee regarding any non-performance or partial or incorrect performance of any obligation under this Deed shall not be deemed a waiver of any right, but shall be deemed a limited consent for the particular occasion only. Any change to the obligations toward the Trustee shall require the Trustee's prior written consent. No other consent, whether oral or by way of inaction, shall be deemed consent.

Section 33 — Authorization to Report in MAGNA

By signing this Deed, the Trustee hereby authorizes each of the Company's authorized signatories to report on its behalf in the MAGNA electronic filing system regarding the execution and signing of this Deed.

IN WITNESS WHEREOF the parties have set their hands:

Reznik Paz Nevo Trusts Ltd.	Gilat Satellite Networks Ltd.

/S/ Hagar Shaul By: Hagar Shaul VP & Legal Counsel	/S/ Adi Sfadia /S/ Gil Benyamini By: Adi Sfadia By: Gil Benyamini Chief Executive Officer Chief Financial Officer

FIRST SUPPLEMENT TO THE TRUST DEED

Gilat Satellite Networks Ltd.

Note (Series 1) ("the Note")

Registered Note

Number: 1.

Face value of this certificate: USD 100 million.

1. This Note certifies that Gilat Satellite Networks Ltd. ("the Company") shall pay at maturity as set forth in Section 7 of the Terms Beyond the Page, to the registration company of the Tel Aviv Stock Exchange Ltd. and to whoever shall be the registered holder of this Note on the record date, principal and interest payments, all subject to the Terms Beyond the Page and the Trust Deed.

2. The Note (principal and interest) shall not be linked to any index or currency whatsoever.

3. This Note is issued pursuant to a Trust Deed ("the Trust Deed") dated August 30, 2026, entered into between the Company on the one hand and Reznik Paz Nevo Trusts Ltd. ("the Trustee") on the other hand. It is hereby clarified that the provisions of the Trust Deed shall constitute an integral part of this Note, and shall bind the Company and the holders of the Notes included in the above series. All Notes of the above series shall rank pari passu among themselves, without any right of priority of one over another.

4. This Note is issued subject to the Terms Beyond the Page and the Trust Deed, which constitute an integral part of this Note.

The Notes shall bear the following Restrictive Legend:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED OR SOLD WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF, U.S. PERSONS (AS DEFINED IN REGULATION S UNDER THE SECURITIES ACT) EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. THESE SECURITIES WERE ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT PURSUANT TO REGULATION S THEREUNDER AS A CATEGORY 2 OFFERING. ACCORDINGLY, THESE SECURITIES MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED TO ANY U.S. PERSON FOR A PERIOD OF 40 DAYS FROM THE DATE OF ORIGINAL ISSUANCE.

Signed under the Company's seal affixed on August 31, 2026

Gilat Satellite Networks Ltd.

/S/ Adi Sfadia	/S/ Gil Benyamini
By: Adi Sfadia	By: Gil Benyamini
Chief Executive Officer	Chief Financial Officer

TERMS BEYOND THE PAGE

Section 5: General

Every other term or expression in this Note shall have the meaning ascribed to it in the Trust Deed, unless expressly stated otherwise herein.

Section 6: Principal of the Notes

6.1 The Notes (Series 1), registered, in the denomination of USD 1 face value each.

6.2 The principal of the Notes (Series 1) shall be repaid in one (1) payment on September 1, 2031, constituting 100% of the principal, being the aggregate face value of the Notes (Series 1).

6.3 The Notes (Series 1) shall not be linked to any index or currency. In accordance with the TASE rules and directives regarding the TASE-UP institutional trading system, the non-linkage of the Notes shall not be changed during the life of the Notes.

Section 7: Interest on the Notes

The principal of the Notes (Series 1) shall bear interest as follows:

7.1 Interest on the outstanding balance, as shall be from time to time, of the principal of the Notes (Series 1), shall be paid once annually on September 1 of each of the years 2027 through 2031 (inclusive). Interest payments shall be paid for the period of 12 months ending on the day preceding the relevant interest payment date ("Interest Period"), except for the first interest payment to be made on September 1, 2027, which shall be paid for the period commencing on the allotment date of the Notes and ending on said payment date (i.e., September 1, 2027), and shall be paid at the Annual Interest Rate (as defined below) and calculated based on the number of days in said period on the basis of 365 days per year ("First Interest Rate").

The outstanding balance of the principal of the Notes (Series 1) shall bear annual interest at a rate of 3.75% ("Annual Interest Rate").

For details regarding changes to the interest rate as a result of the Interest Rate Increase Condition (as defined in Section 7.4 below) being met — see Section 7.4 below.

7.2 Any payment on account of principal and/or interest which is paid more than seven (7) business days late from the date fixed for its payment under this Note, for reasons attributable to the Company, shall bear default interest from the date fixed for its payment until the date of its actual payment. For this purpose, "default interest" means the annual interest borne by the Notes as shall be from time to time, plus 3.5%. In the event default interest is paid, the Company shall notify the Trustee at least two trading days before the actual payment date, stating the rate and payment date of the default interest.

7.3 The last interest payment on the principal of the Notes (Series 1) shall be paid together with the last payment on account of the principal of the Notes (Series 1), i.e., on September 1, 2031, against delivery of the Note certificates of that series to the Company.

7.4 Interest rate adjustment as a result of the Interest Rate Increase Condition being met:

The interest rate borne by the Notes shall be adjusted pursuant to the interest rate change mechanism, as set forth below:

7.4.1 If during a period of 30 days ending on March 1, 2028 (the "Measurement Period"), the average adjusted closing price of a share of the Company on NASDAQ was below USD 15.00 (the "Interest Rate Increase Condition"), then from March 1, 2028 until the final maturity date of the Notes, the annual interest rate on the outstanding balance of the convertible Notes (Series 1) shall bear an additional interest of 1.25% above the interest rate as then in effect, for the period commencing from the date the Interest Rate Increase Condition is met until full repayment of the outstanding balance of the Notes.

"Average Adjusted Closing Price" — with respect to each trading day in the Measurement Period, the average adjusted closing price of one ordinary share of the Company on such trading day, as reported by Nasdaq or Bloomberg, and to the extent not reported by either, another recognized financial information source determined by the Company, as agreed by the Trustee.

7.4.2 If the Interest Rate Increase Condition is not met during the Measurement Period, then the interest rate on the Notes shall not change at the end of the Measurement Period and shall remain at its rate. For the avoidance of doubt, examination of the Interest Rate Increase Condition under this section shall be made only with respect to the Measurement Period, and after the expiration of such period no further examination of the Condition shall be conducted.

7.4.3 No later than one business day following the occurrence of the Interest Rate Increase Condition as set forth in Section 7.4.1 above, the Company shall publish an immediate report stating: (a) the occurrence of the Interest Rate Increase Condition; (b) the exact interest rate to be borne by the outstanding Note principal for the period commencing on the current Interest Period and until the interest rate change date; (c) the interest rate to be borne from the date the Interest Rate Increase Condition is met until the next actual interest payment date, i.e.: the original interest plus the additional annual interest rate (interest rate calculated on the basis of 365 days per year) (the "Updated Interest"); (d) the weighted interest rate the Company shall pay Noteholders on the next interest payment date, resulting from sub-sections (b) and (c) above; (e) the annual interest rate reflected by the weighted interest rate.

7.4.4 In the event of the Interest Rate Increase Condition being met as stated in Section 7.4.1 above, the Company shall notify the Trustee thereof in writing within one business day of the publication of the immediate report.

7.4.5 If the Interest Rate Increase Condition occurs during the days commencing four days before the record date for any interest payment and ending on the nearest interest payment date to said record date (in this section: "Deferral Period"), the Company shall pay the Noteholders, on the next interest payment date, the original interest only, and the interest rate resulting from the additional interest equal to the additional annual interest rate during the Deferral Period shall be paid on the following interest payment date. The Company shall state in an immediate report the exact interest rate for payment on the following interest payment date.

Section 8: Principal and Interest Payments

8.1 Payments on account of interest and/or principal of the Notes (Series 1) shall be paid to persons whose names are registered in the register of Noteholders (Series 1) on August 26 in respect of payments made on September 1 ("Record Date"), except for the last payment of principal and interest which shall be paid to persons whose names are registered on the payment date and against delivery of Note certificates (Series 1) to the Company on the payment date, at the Company's registered office or any other place in Israel of which the Company shall give notice. The Company's notice shall be given no later than five (5) business days before the last payment date.

It is clarified that whoever is not registered as a holder in the Note register (Series 1) on any of the dates stated above shall not be entitled to interest payment for the Interest Period that commenced before such date.

8.2 In any event where the payment date for principal and/or interest falls on a day that is not a business day, the payment date shall be postponed to the next following business day without additional payment and the "Record Date" for determining entitlement shall not change as a result.

8.3 Payment to those entitled shall be made by bank transfer and/or through the Stock Exchange clearing house to the bank account of persons whose names are registered in the series register and specified in details provided in writing to the Company in due time, in accordance with Section 8.4 below. If the Company is unable to pay any amount to those entitled for reasons beyond its control, the provisions of Section 10 of the Trust Deed shall apply.

8.4 A registered holder of the Notes (Series 1) shall notify the Company of bank account details for credit of payments under the Notes of that series, or of any change in such account details or address, by written notice sent by registered mail to the Company, provided that the Company shall be obligated to act upon such holder's change notice only if received at its registered office at least fifteen (15) business days before the date fixed for any payment under the Note. If the notice is received late, the Company shall act upon it only in respect of payments whose maturity falls after the payment date nearest to the date of receipt of the notice.

8.5 If a registered holder entitled to payment did not provide bank account details in due time, every payment on account of principal and interest shall be made by check sent by registered mail to his last address recorded in the series register. Dispatch of such check by registered mail shall be deemed for all purposes as payment of the amount stated therein on the date of its dispatch, provided it is honored upon due presentment.

8.6 From every payment in respect of the Notes (Series 1) all mandatory payments shall be deducted as required by law.

Section 9: Right of Conversion of Notes to Shares

9.1 Conversion Terms

9.1.1 The Notes (Series 1) shall be convertible into ordinary shares of the Company, on every trading day from the date of their registration in the TASE-UP institutional trading system until 10 days before the final redemption date, i.e., September 1, 2031 ("Last Conversion Date" and "Conversion Period", respectively), in accordance with TASE rules and directives regarding the TASE-UP institutional trading system, and in accordance with the manual conversion mechanism as stated in Section 9.1.2 below, such that each USD 16 face value of Notes (Series 1) is convertible into one ordinary share of the Company, all subject to Sections 9.1.2, 9.1.3, and 9.1.4 below and to the adjustments as set forth in Section 9.3 below.

Furthermore, without derogating from the above, no conversion shall be effected in the ten (10) days preceding the Last Conversion Date.

Notwithstanding the foregoing, if the Last Conversion Date falls on a day that is not a trading day, the conversion date shall be postponed to the following trading day.

The Company shall publish an immediate report 14 days prior to the Last Conversion Date regarding the Last Conversion Date.

9.1.2 From the date of registration of the Notes (Series 1) in the TASE-UP institutional trading system and until twelve (12) months from the registration date, conversion of the Notes (Series 1) into Company shares shall be executed pursuant to the manual conversion mechanism detailed below, and not pursuant to the TASE rules and directives regarding the TASE-UP system ("Manual Conversion Period").

A holder of Notes who wishes to exercise the conversion right during the Manual Conversion Period shall deliver to the Company a written notice of his wish to convert the Notes held by him, all or part, specifying the face value of the Notes he wishes to convert ("Manual Conversion Notice"). Promptly upon receipt of the Manual Conversion Notice, and subject to completion of all actions and approvals required by law, the Company and the holder shall proceed as follows:

(1) The Company shall purchase from the holder and the holder shall sell to the Company the Notes subject to the Manual Conversion Notice, at their face value, against payment of an amount equal to the face value of the Notes so purchased. Such self-purchase shall be effected with respect to the converting holder's Notes only and shall not obligate the Company to make a parallel, proportional or other purchase of Notes held by other holders.

(2) The Company shall allot to the holder, by way of private placement, the number of ordinary shares of the Company that would have resulted from the conversion of the Notes in respect of which the Manual Conversion Notice was given, in accordance with the conversion ratio set forth in Section 9.1.1 above, all subject to Sections 9.1.3 and 9.1.4 below and to adjustments as set forth in Section 9.3 below ("Conversion Shares"), in consideration of payment by the holder to the Company for each Conversion Share of the applicable conversion price in accordance with Section 9.1.1.

(3) The Conversion Shares shall be allotted as Restricted Shares and shall bear the following Restrictive Legend:

"THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THESE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE SECURITIES UNDER THE SECURITIES ACT OR PURSUANT TO AN EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, REGISTRATION THEREUNDER AND PROVIDED THAT THE ISSUER HAS RECEIVED DOCUMENTATION REASONABLY SATISFACTORY TO IT THAT SUCH TRANSACTION DOES NOT REQUIRE REGISTRATION UNDER SUCH ACT"

If the holder has not fulfilled all his obligations under this section, including the sale of Notes to the Company pursuant to sub-section (1) above and/or the purchase of Conversion Shares from the Company pursuant to sub-section (2) above, the Company shall be exempt from fulfilling its obligations under Section 9.1.2.

Upon completion of the self-purchase of the Notes and the purchase and allotment of Conversion Shares subject to the Manual Conversion Notice, such Notes shall be deemed Notes held by the Company for all purposes, and shall no longer confer any rights upon the holder.

From the end of the Manual Conversion Period until the end of the Conversion Period, conversion of the Notes (Series 1) into Company shares shall be effected through the TASE-UP system, in accordance with the TASE rules, directives, and procedures applicable at the conversion date, and at the conversion ratio set forth in Section 9.1.1 above, all subject to Sections 9.1.3 and 9.1.4 below and adjustments per Section 9.3 below.

9.1.3 Notwithstanding Sections 9.1.1 and 9.1.2 above, it shall not be possible to convert the Notes on the record date for distribution of bonus shares, rights offering, dividend distribution, share consolidation, share split, or capital reduction (each, a "Corporate Event"). If the ex-date of a Corporate Event falls before the record date of such Corporate Event, no conversion shall be effected on said ex-date.

9.1.4 The Notes may be converted on the terms set forth below by requests submitted to the Company no later than the Last Conversion Date, and Notes for which conversion is not requested by the Last Conversion Date shall not be entitled to conversion but shall be entitled to receive payments thereunder according to their terms.

Notwithstanding the above, during the Manual Conversion Period the provisions of Section 9.1.2 above shall apply regarding the manner of conversion.

9.1.5 Any Noteholder (in this section: "the Applicant") wishing to exercise his conversion right shall submit directly to the Company at its registered office, or at any other place designated by the Company — if a registered holder, or through banks and Exchange members — if a non-registered holder, a request therefor ("Conversion Notice").

A registered holder's Conversion Notice shall be given in writing on a form as determined by the Company, accompanied by the Note certificate to which the request relates. Conversion Notice forms may be obtained at the Company's registered office and at any other place notified by the Company. The Applicant shall sign, whenever required by the Company, any additional document required under applicable law to give effect to the allotment of Conversion Shares. The Board of Directors of the Company shall have the authority to authorize any person it deems fit to sign on behalf of and for the Applicant any additional document required for the allotment of Conversion Shares.

Notwithstanding the above, during the Manual Conversion Period, the Conversion Notice shall be given in accordance with Section 9.1.2 above.

9.1.6 The day on which the Conversion Notice meeting all the above conditions reaches the Company's registered office (if submitted directly by a registered Noteholder Applicant) or the day on which the Stock Exchange clearing house is deemed to have received from an Exchange member a notice of Note conversion (if submitted through Exchange members for a non-registered Noteholder Applicant) — shall be deemed the conversion date ("Conversion Date"). If the Applicant did not fully comply with all the conditions for conversion of the convertible Notes, the Conversion Notice shall be deemed void, and the convertible Note certificates attached to such Conversion Notice shall be returned to the Applicant.

Notwithstanding the above, during the Manual Conversion Period, the day on which the Company received the Manual Conversion Notice, complete and valid in accordance with Section 9.1.2 above, shall be deemed the Conversion Date.

9.1.7 A Conversion Notice or Manual Conversion Notice cannot be cancelled or amended by the Applicant.

9.1.8 The Applicant shall not be entitled to allotment of a fraction of one Conversion Share, but shall be entitled to aggregate all fractions due to him, if any, from all conversion rights he requested to exercise. It is not possible to convert part of the Notes included in Note certificates, but they may be split in accordance with Section 12 below. Surplus Conversion Shares arising upon exercise of the conversion right, if any, shall be sold by the Company on the Exchange within thirty (30) days after such surpluses accumulate into whole shares in a reasonable quantity for sale on the Exchange, considering the costs involved, and the net proceeds after deduction of sale expenses, commissions, and other levies, if any, shall be distributed among those entitled in proportion to their relative share within fifteen (15) days of the sale date. No bank transfer shall be made to a registered holder as aforesaid of an amount less than NIS 50, and such amount may be collected at the Company's offices during regular business hours upon prior arrangement. An entitled holder who does not come to the Company's offices to collect such amount within twelve (12) months of the sale date shall forfeit his right to such amount.

9.1.9 No later than two (2) trading days after the Conversion Date, the Company shall allot to the Applicant the Conversion Shares due to him, and after receiving approval for registration for trading of the Conversion Shares in the relevant system, shall cause their registration for trading as soon as possible thereafter. Upon conversion and allotment of shares following receipt of the Conversion Notice, the shares shall be allotted to the registration company (as required under TASE directives) and the Company shall act to deposit the Conversion Shares through The Depository Trust Company, or any successor entity, or through a participant therein on behalf of the holder, to an account provided to the Company in accordance with its instructions and documents it reasonably requires.

Notwithstanding the above, during the Manual Conversion Period, allotment of Conversion Shares shall be effected in accordance with Section 9.1.2 above.

9.1.10 Restrictions on Resale of Shares

By purchasing the Notes, Noteholders undertake to comply with the restrictions imposed on them under Section 15C of the Securities Law and the Securities Regulations (Details for Sections 15A through 15C of the Law), 5760-2000.

For details regarding the Company's undertaking to file a prospectus, see Section 16.2 of this First Supplement.

9.1.11 Shares allotted as a result of Note conversion shall be fully paid-up, equal in all rights to the ordinary shares of the Company existing at that time, and shall entitle their holders to participate in any dividend or other distribution whose record date falls after the Conversion Date.

9.1.12 Notes that are converted shall be deleted from the Note register on the conversion date and shall be completely void retroactively to the Conversion Date from the date of allotment of Conversion Shares in respect thereof, and shall not confer any right to any interest after the interest whose record date falls before the conversion date and to any principal payment whose record date falls before the conversion date (if any).

9.2 Conversion Timetables

The exercise of the conversion right of the Notes into Company shares shall be subject to the bylaws of the Stock Exchange clearing house as they shall be on the actual conversion date. The clearing house bylaws known as of the Note offering date regarding the timetable for conversion of convertible Notes held through Exchange members provide as follows:

9.2.1 A Conversion Notice received by 12:00 noon at the Exchange member's offices shall be forwarded by the member to the Exchange clearing house no later than 12:00 noon on the following trading day.

9.2.2 Upon the Exchange clearing house receiving a Conversion Notice from an Exchange member by 12:00 noon, the clearing house shall charge the Exchange member the monetary consideration and credit the registration company accordingly, no later than 12:00 noon on the trading day following receipt of such notice.

9.2.3 Upon the registration company receiving the credit notice as stated in Section 9.2.2 above by 12:00 noon, it shall forward the conversion request to the Company's offices no later than 12:00 noon on the following trading day.

9.2.4 Any notice of those listed in Sections 9.2.1 through 9.2.3 above received after 12:00 noon on any trading day shall be deemed to have been received before 12:00 noon on the following trading day.

9.2.5 Notwithstanding the above, on the last conversion day before final redemption, Exchange clearing house members must submit final conversion requests to the clearing house by 12:00 noon. The conversion shall be effected on that same day. A clearing house member that did not submit the request by said time shall be deemed not to have exercised its right. If the last conversion date before final redemption falls on a day that is not a trading day, such date shall be postponed to the following trading day.

9.2.6 Notwithstanding the above, it is emphasized that the conversion of the Notes shall be subject to the bylaws of the Stock Exchange clearing house as they shall be on the actual conversion date.

9.3: Adjustments

From the issuance date of the Notes until the last date on which the conversion rights attached to the Notes may be exercised, the following provisions shall apply to Notes whose conversion right has not yet been exercised:

9.3.1 Adjustments for Bonus Share Distributions

If the Company distributes bonus shares during the existence of the conversion right of the Notes (Series 1), the rights of Note (Series 1) holders shall be preserved such that the number of Conversion Shares a Noteholder (Series 1) shall be entitled to upon conversion shall be increased or decreased by the number of shares of the same type the Noteholder would have been entitled to as bonus shares had he converted the Notes (Series 1) by the last trading day before the ex-date for bonus shares. This adjustment method may not be changed. The Company shall publish an immediate report of the adjusted conversion price before the opening of trading on the day the shares trade ex-bonus.

9.3.2 Adjustments for Rights Offerings

If the Company offers its shareholders securities by way of rights during the existence of the conversion right of the Notes (Series 1), then the number of Conversion Shares shall be adjusted for the benefit element in the rights, as expressed in the ratio between the closing price of the share on the Exchange on the last trading day before the ex-date for the rights offering and the base price of the share ex-rights. This adjustment method may not be changed. The Company shall publish an immediate report of the adjusted conversion price before the opening of trading on the day the shares trade ex-rights.

9.3.3 Adjustments for Dividend Distributions

In any event where the Company distributes a dividend during the existence of the conversion right of the Notes (Series 1), the conversion price shall be multiplied by the ratio between the base price ex-dividend and the closing price of the share on the Exchange on the last trading day before the ex-dividend date. This adjustment method may not be changed. The Company shall publish an immediate report of the adjusted conversion price before the opening of trading on the day the shares trade ex-dividend.

9.3.4 The number of shares to which a Noteholder shall be entitled upon exercise of the conversion right shall not be adjusted in the case of any issuance (including issuances to interested parties), other than adjustments for bonus share distributions, rights offerings, and dividend distributions.

9.4: Miscellaneous Provisions for Protection of Noteholders' Rights During the Conversion Period

9.4.1 From the issuance date of the Notes and so long as Notes whose attached conversion right may be exercised have not been converted or redeemed, the following provisions shall apply:

9.4.1.1 The Company shall maintain a sufficient number of ordinary shares in its authorized share capital to secure the conversion right attached to the Notes and, if necessary, shall cause an increase in its authorized share capital.

9.4.1.2 If the Company consolidates or subdivides its issued ordinary shares, the number of shares to be allotted upon exercise of the conversion right shall be correspondingly decreased or increased. In such case, a Noteholder shall not be entitled to receive a fraction of a share, and any fractional shares shall be dealt with as the Board of Directors deems appropriate. In the event of such consolidation or subdivision, the provisions of this Section 9 shall apply mutatis mutandis.

9.4.1.3 In any event of adjustment due to bonus share distribution per Section 9.3.1 above, the Company shall publish an immediate report regarding the right of Noteholders (Series 1) outstanding to exercise the conversion rights attached to the Notes (Series 1), specifying the conversion period, conversion price, face value amount of Conversion Shares and bonus shares (if any) to which they shall be entitled upon exercise of one conversion right at that time.

In addition, the Company shall publish an immediate report no later than three weeks and no earlier than four weeks before the end of the Conversion Period, regarding the last date for converting the Notes (Series 1), specifying that after such date the rights shall be null and void, the conversion price, and the number of Conversion Shares and bonus shares to which a Noteholder (Series 1) shall be entitled upon conversion during this period.

9.4.1.4 In the event of a resolution for voluntary winding-up, the Company shall publish an immediate report regarding such resolution and the conversion right mentioned below. Every Noteholder (Series 1) shall be entitled, within three months of the date of the immediate report, to notify the Company in writing of his wish to be treated as if he exercised the conversion right attached to the Notes (Series 1) he holds or is entitled to their allotment, immediately before the resolution.

In such case, the Noteholder (Series 1) shall be entitled to a payment equal to the amount he would have received upon winding-up had he been a shareholder by virtue of exercising the conversion right attached thereto, prior to the winding-up resolution, less an amount equal to interest paid on the Notes (Series 1) on or after the resolution date (except interest whose maturity fell before the resolution date, even if paid on or after), and the convertible Noteholder shall not be entitled to any payment thereunder whose maturity falls after the resolution date.

9.4.1.5 Per TASE rules and directives, Note terms may not be changed with respect to the conversion price, conversion dates, and linkage method (including non-linkage), but the Company may change the Conversion Period and/or conversion price provided this is done in the context of an arrangement or compromise under Section 350 of the Companies Law, 5759-1999 and/or under the provisions of the Insolvency and Economic Rehabilitation Law, 5778-2018. Additionally, per TASE rules, the Company may change the conversion price in the context of a split or merger proceeding, provided the change includes only the adjustments required by such proceeding.

Per TASE rules, "Split Proceeding" means: a proceeding in which the Company transfers to its shareholders shares it holds in another company, or a proceeding in which the Company transfers assets and liabilities to a new company established for the split and the shareholders of the new company shall also be the shareholders of the transferring company — all provided the split is effected on equal terms for the Company's shareholders.

Per TASE rules, "Merger Proceeding" means: a proceeding in which all of the Company's shares are transferred to a new company or to another listed company, or in which the Company transfers all its assets and liabilities to a new or another listed company — all provided the securities of the company whose shares or assets are transferred shall be delisted, and the proceeding is effected on equal terms for the Company's shareholders.

9.4.2 Dates

Various dates, such as: conversion dates, record dates for payments, and timetables for submission of conversion requests (all called: "the Dates"), were determined, inter alia, pursuant to the TASE rules, directives, and clearing house bylaws ("TASE Provisions"), in effect at the publication date of this Trust Deed. TASE Provisions may change from time to time and may include various restrictions regarding the Dates specified in the shelf offering report and/or Trust Deed including the Terms Beyond the Page. If TASE Provisions change regarding the Dates, such change shall also apply to the Notes, unless otherwise determined by the TASE or clearing house.

Section 10: Deleted.

Deleted.

Section 11: Non-Payment for Reasons Not Attributable to the Company

For the provisions regarding non-payment for reasons not attributable to the Company, see Section 10 of the Trust Deed.

Section 12: Note Certificates and Their Splitting

12.1 Each Note certificate may be split into several Note certificates, the aggregate principal amounts of which equal the principal amount of the certificate whose splitting is requested, provided such certificates shall be issued only in reasonable quantities.

12.2 Splitting of a Note certificate shall be made upon a splitting request signed by the Noteholder or his legal representatives, delivered to the Company at its address for service of process in Israel (or at another place in Israel designated by the Company), together with the Note certificate whose splitting is requested.

12.3 The splitting shall be effected within seven (7) days from the end of the month in which the certificate was delivered at the address for service of process in Israel (or at another place in Israel designated by the Company). New Note certificates issued following the split shall be in whole USD face value denominations each.

12.4 All expenses involved in the split, including taxes and levies, if any, shall be borne by the applicant for the split.

Section 13: Transfer of the Note

13.1 The Notes are transferable in respect of any face value amount provided it is in whole US dollars. Any transfer of the Notes not effected on the Exchange shall be made by a transfer deed in the customary form for share transfers, duly signed by the registered holder or his legal representatives, and by the transferee or his legal representatives, to be delivered to the Company at its address for service of process in Israel (or at another place in Israel designated by the Company), together with the Note certificates transferred thereunder, and such other reasonable proof as may be required by the Company to prove the transferor's right to make the transfer.

13.2 Subject to the above, provisions of the Company's Articles of Association regarding the manner of share transfers shall apply, mutatis mutandis, to Note transfers and endorsements.

13.3 If any mandatory payment applies to the Note transfer deed, reasonable proof of payment satisfactory to the Company shall be provided by the applicant for the transfer.

13.4 In the case of transfer of only part of the face value principal of the Notes in this certificate, the certificate shall first be split pursuant to Section 12 above into the number of Note certificates required, such that the aggregate face value amounts equal the principal face value of said Note certificate.

13.5 After fulfillment of all such conditions, the transfer shall be registered in the Noteholder register, and the transferee shall be subject to all conditions set forth in the Trust Deed and the Note with respect to that series.

13.6 All expenses and commissions involved in the transfer shall be borne by the applicant for the transfer.

Section 14: Register of Noteholders

See Section 23 of the Trust Deed.

Section 15: General Provisions

15.1 Principal and interest amounts shall be paid to each Noteholder without regard to any equitable rights or any right of set-off or counterclaim existing or which may exist between the Company and said holder. Payments to non-registered holders shall be made through the registration company and the Exchange clearing house, in accordance with the TASE rules, directives, and clearing house bylaws.

15.2 The provisions of the Trust Deed shall be deemed an integral part of this Note.

Section 16: Early Redemption and Forced Conversion

16.1 Deleted.

16 Forced Conversion of Notes (Series 1) of the Company

16.1.1 The Company shall be entitled, at any time from the later of: (a) 12 months from the allotment date of the Notes, and (b) the date of removal of the Share Lockup Restrictions (as defined in Section 1.5 of the Deed), and until September 1, 2031 (inclusive), at its sole discretion, without granting any right of choice to the Noteholders (Series 1), to compel the Noteholders (Series 1) to effect, from time to time, a forced conversion, in whole or in part, of the principal of the outstanding Notes (Series 1) into Company shares, subject to the TASE rules and directives as they shall be at the relevant date, and in such event the provisions of this section shall apply.

In connection with the removal of the Share Lockup Restrictions, the Company undertakes to file a Registration Statement with the U.S. Securities and Exchange Commission to enable the resale of Company shares allotted upon conversion of Notes (Series 1), no later than September 1, 2027.

16.1.2 It is emphasized that a condition for the forced conversion is that the average adjusted closing price (as defined above) of a share of the Company on NASDAQ for 10 consecutive trading days after the allotment date of the Notes (Series 1) is at least USD 20.00, all subject to the adjustments set forth in Section 9.3 of this First Supplement, and the Company may give such notice only after such condition is met.

16.1.3 In the event of forced conversion, the conversion shall be effected pursuant to Section 9 above.

16.1.4 In the event of forced conversion, the Company shall give notice to the Exchange for publication in the Exchange's information system with a copy to the Trustee, no less than 21 days (and no more than 45 days) before the date of the forced conversion. The notice shall specify the date of the forced conversion, the principal amount to be repaid by forced conversion, and the interest accrued until the forced conversion date.

16.1.5 The forced conversion shall apply to all Noteholders, pro rata to the face value of the Notes held. Notes repaid by forced conversion shall not entitle their holders to any payment whose date falls after the record date for the forced conversion.

16.1.6 Deleted.

16.1.7 The forced conversion date shall not fall in the period between the record date for an interest payment on the Notes (Series 1) and the actual interest payment date.

16.1.8 Deleted.

16.1.9 It is emphasized that during the period following the Company's notice of forced conversion and until the date the forced conversion is effected, no change shall be made to the Note (Series 1) terms and/or the right of a Noteholder (Series 1) to convert his Note (Series 1) into Company shares, as set forth in Section 9 above.

16.1.10 Notes that are converted shall be deleted from the Note register on the conversion date and shall be completely void retroactively to the Conversion Date from the date of allotment of Conversion Shares in respect thereof, and shall not confer any right to any interest after the interest whose record date falls before the conversion date and to any principal payment whose record date falls before the conversion date (if any).

16.1.11 On the date set for the forced conversion, the Company shall allot to the Noteholders (Series 1) shares of the Company.

Section 17: Changes to Note Terms

No change, waiver, and/or compromise regarding the Note terms and the rights arising therefrom shall have any validity unless made in accordance with Section 22 of the Trust Deed.

Section 18: Receipt from Noteholder

18.1 A receipt from a holder and/or confirmation from an Exchange member transferring principal and interest amounts paid to him by the Trustee in respect of his Note shall release the Trustee absolutely in respect of the payment of the amounts stated in the receipt.

18.2 Except as set forth in Section 10.5 of the Trust Deed, a receipt from the Trustee regarding deposit of principal and interest amounts with it for the benefit of Noteholders as aforesaid shall be deemed a receipt from the Noteholder for purposes of Section 18.1 above with respect to releasing the Company (and not the Trustee) regarding such payment.

18.3 Funds distributed as stated in Section 9 of the Trust Deed shall be deemed payment on account of redemption of the Notes.

Section 19: Replacement of Note Certificate

In the event a Note certificate becomes worn, lost, or destroyed, the Company may issue a replacement Note certificate, subject to conditions the Company may require regarding proof, indemnification, and expense coverage incurred by the Company in investigating ownership rights in the Notes, as the Company deems fit. In the event of wear, the worn Note certificate shall be returned to the Company before the new certificate is issued. Levies and other expenses involved in issuing the new certificate shall be borne by the applicant.

Section 20: Governing Law and Jurisdiction

The courts of Tel Aviv-Jaffa shall have sole and exclusive jurisdiction in any dispute relating to the Note, the Trust Deed, and the agreements pursuant to which the Notes were allotted, and the laws of the State of Israel shall apply exclusively thereto.

Section 21: Notices

See Section 21 of the Trust Deed.

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SECOND SUPPLEMENT TO THE TRUST DEED — PROVISIONS REGARDING NOTEHOLDER

MEETINGS

Gilat Satellite Networks Ltd.

General Meetings of Noteholders (Series 1)

Section 22: Convening of Meetings

22.1 The Trustee may convene the Noteholders to a Noteholder meeting at any time.

22.2 The Trustee shall be obligated to convene a meeting at the request of the Company or at the written request of one or more Holders holding at least five percent (5%) of the face value of the outstanding balance of the Note principal. If the applicants requesting the convening of the meeting are Noteholders as aforesaid, the Trustee shall be entitled to require indemnification to its satisfaction from the applicants for the reasonable expenses involved. If the Trustee is required to convene such meeting, it shall convene it within 21 days of the date the demand was submitted, for a date determined in the notice of meeting, provided that the meeting date shall be no earlier than seven days and no later than 21 days from the date of the notice; however, the Trustee may advance the meeting date to at least one day after the date of the notice if it believes this is necessary for the protection of the Holders' rights. If it does so, the Trustee shall state in the meeting notice the reasons for advancing the meeting date. Notwithstanding all of the above, upon delivery of the Company's demand to convene a meeting, the Company and the Trustee shall coordinate the meeting date and publication of the notice in accordance with the provisions of law.

22.3 The Trustee may change the date of a Noteholder meeting, including advancing the meeting date to at least one day after the date of the notice, if it believes this is necessary for the protection of the Holders' rights and subject to Section 22.6 below.

22.4 If the Trustee did not convene a meeting at a Holder's demand within the period stated in Section 22.2 above, the Holder may convene the meeting, provided that the meeting date shall be within 14 days from the end of the period for convening the meeting by the Trustee, and the Trustee shall bear the expenses incurred by the Holder in connection with convening the meeting.

22.5 A notice of meeting by the Trustee for the purpose of consultation only with the Noteholders shall be published at least one day before the date of the meeting ("Consultation Meeting"). No agenda shall be published for a Consultation Meeting and no resolutions shall be adopted thereat.

22.6 A notice of meeting that is not a Consultation Meeting shall be published no more than 21 days and no less than seven days before the date of the meeting. The notice shall specify the place, day, and time of the meeting, the quorum required for the opening of the meeting, the record date for participation in the meeting, the arrangements for voting by ballot, and shall state in general terms the matters to be discussed at the meeting and the proposed resolutions to be put to a vote. Nothing herein shall derogate from the Trustee's authority to shorten the notice period for convening the meeting pursuant to Sections 22.2 and 22.3 above.

22.7 One or more Noteholders holding at least five percent (5%) of the outstanding face value of the Note series may request the Trustee to include a matter on the agenda of a future Noteholder meeting, provided the matter is appropriate for discussion at such meeting.

22.8 All notices from the Company or the Trustee to the Noteholders shall be given in accordance with Section 21 of the Trust Deed.

22.9 No resolution duly adopted at a meeting convened as aforesaid shall be invalidated if by inadvertence notice thereof was not given to all Noteholders or such notice was not received by all outstanding Noteholders, provided the notice of the meeting was published in the MAGNA system.

22.10 A Noteholder meeting shall be held in Israel at the Company's offices or at another place notified by the Trustee or the Company. In addition, the Trustee shall be entitled to determine that a meeting shall be held by electronic means. The Company shall bear the costs of convening the meeting at a venue other than its offices, if it notified that it is unable to hold the meeting at its offices.

Section 23: Chairman

The chairman of the meeting shall be the Trustee or a person appointed by the Trustee. The Noteholder meeting shall be opened after it has been established that the requisite quorum for the commencement of the discussion exists.

Section 24: Quorum

24.1 Subject to the requirements of the Securities Law regarding quorum, to the extent they cannot be stipulated otherwise, and to the provisions of the Trust Deed (and except for the quorum required for the adoption of a Special Resolution at a Noteholder meeting, which shall be as set forth in Section 22 above [referring to Section 22 of the main deed]), at least two Noteholders present in person or by proxy and holding or representing together at least twenty-five percent (25%) of the face value of the outstanding balance of the Note principal at that time shall constitute a quorum. Notwithstanding the above, a Consultation Meeting shall be held with any number of participants.

24.2 If within half an hour from the time set for the commencement of such meeting, no quorum is present as aforesaid, the meeting shall be adjourned to another date no earlier than two business days after the date set for the original meeting, or one business day if the Trustee believes this is necessary for the protection of the Noteholders' rights; if the meeting is adjourned, the Trustee shall state in the meeting notice the reasons therefor.

24.3 Subject to the requirements of the Securities Law regarding quorum, to the extent they cannot be stipulated otherwise, and to the provisions of the Trust Deed (and except for the quorum required for the adoption of a Special Resolution, which shall be as set forth in the Trust Deed), at an adjourned meeting convened at the initiative of the Trustee, two Noteholders present in person or by proxy shall constitute a quorum without regard to the face value of the Notes held by them. If the meeting was requested by Noteholders, the quorum at the adjourned meeting shall be one or more Noteholders holding at least 5% (five percent) of the voting rights in the Note series.

24.4 An adjourned meeting shall discuss only matters that could have been discussed at the original meeting and regarding which no resolution was adopted.

24.5 A Holder who is a Related Holder (as defined in Section 3.3 of the Trust Deed) shall not be counted for the purpose of determining the quorum at a meeting, and his votes shall not be counted in the vote at the meeting.

24.6 A duly completed and signed ballot in which a Holder indicated his manner of voting, which reached the Trustee by the last date set therefor, shall be deemed as presence at the meeting for purposes of the quorum as stated in Section 24 above. Accordingly, the Trustee shall be entitled, at its discretion and subject to applicable law, to hold voting meetings at which votes are cast by ballot without the Holders assembling, and to hold a vote by ballot at a voting meeting (including an adjourned meeting thereof) at which the required quorum for adopting the resolution on the agenda was not present at its opening, provided that the Trustee receives, by the closing time of the voting meeting as determined in the notice of the meeting or vote, as applicable, ballots from Holders constituting the quorum required for the original or adjourned meeting, as applicable.

24.7 Holders entitled to participate and vote at a Noteholder meeting are Noteholders on the date determined in the resolution to convene the meeting, in accordance with the provisions of law.

Section 25: Continued Meeting

25.1 A meeting that has been opened shall be closed upon notice by the Trustee or the chairman of the meeting, and may consist of one or more sessions.

25.2 A Noteholder meeting at which a quorum is present (by ordinary majority), or the Trustee, may resolve to hold an additional session at another date and place to be determined by the Trustee ("Continued Meeting").

25.3 The Trustee shall be responsible for publishing a notice of the date and place of the additional session, provided that such notice shall be given at least 12 hours before the additional session convenes.

25.4 At a Continued Meeting, only a matter that was on the agenda of the original meeting and regarding which no resolution was adopted may be discussed.

Section 26: Voting at the Meeting

26.1 Voting at the meeting shall be held only on matters specified in the notice of meeting.

26.2 Noteholders are entitled to participate and vote at any general meeting in person, by proxy, or by ballot. Every proposed resolution put to a vote shall be decided by a show of hands and/or by ballot, as determined by the Trustee at its discretion, including determination of deadlines for submission of ballots and extension of such deadlines as circumstances require, subject to the provisions of law. In every vote of Noteholders, voting shall be by count of votes, such that each Noteholder or his proxy shall be entitled to one vote for each NIS 1 face value of Notes of the relevant series for which he has proven his holding and by virtue of which he is entitled to vote. In a vote conducted by ballot, Noteholders who were not present at the meeting may also participate, provided they have proven their entitlement to vote at the meeting on the record date no later than the closing time of the vote/meeting. In the case of joint holders, only the vote of the first-listed holder in the register requesting to vote shall be accepted, whether in person or by proxy.

A duly completed and signed ballot in which a Noteholder indicated his manner of voting, which reached the Trustee by the last date set therefor, shall be deemed as presence at the meeting for purposes of the quorum.

The Trustee may require a Holder to declare in the ballot whether he has a conflicting interest. A Holder who declares that he has a conflicting interest shall be deemed to have instructed the Trustee not to count his vote in the tally of votes (but to count it for purposes of the quorum).

26.3 Unless expressly provided otherwise in this Deed, the majority required for the adoption of any resolution at a Noteholder meeting of the relevant series shall be an ordinary majority of the number of votes represented at the vote and voting for or against, all subject to the provisions of law.

26.4 A Noteholder or his proxy may vote for a proposed resolution with part of his votes, and against with another part, at his discretion. Abstentions shall not be counted in the tally of votes of participants in the vote.

26.5 The Trustee participating in the meeting shall participate without voting rights.

26.6 The Company and any other person, except the Trustee, shall be precluded from participating in a Noteholder meeting or any part thereof, by decision of the Trustee or by ordinary resolution of the Noteholders. Notwithstanding the above, the Company may participate in the opening of a meeting to present its position regarding any matter on the agenda and/or to present a particular matter (as applicable).

26.7 The chairman's declaration regarding the adoption or rejection of a resolution and the record thereof in the minutes of the meeting shall serve as prima facie evidence of such fact.

26.8 Appointment of Proxy:

26.8.1 An instrument appointing a proxy shall be in writing and signed by the appointor or by his duly authorized attorney-in-fact. A proxy need not himself be a Noteholder.

26.8.2 An instrument of appointment and power of attorney or other certificate pursuant to which the instrument of appointment was signed, or a certified copy of such power of attorney, shall be deposited at the Company's office before the opening of the meeting for which the power of attorney was given, unless otherwise determined in the notice convening the meeting.

26.8.3 A vote cast in accordance with the terms of the proxy instrument shall be valid even if prior thereto the instrument of appointment was revoked or the Note in respect of which the vote was cast was transferred, unless written notice of the revocation or transfer was received at the Company's address for service of process in Israel (or at another place in Israel designated by the Company) prior to the meeting, as applicable.

26.8.4 Any corporation that is a Noteholder may, by a duly executed written authorization, empower any person it deems fit to act as its representative at any Noteholder meeting, and the person so authorized shall be entitled to act on behalf of the corporation he represents.

Section 27: Minutes

The chairman of the meeting shall ensure the preparation of minutes, including by way of recording, of all discussions and resolutions at each general meeting of the Noteholders, and their preservation in the minutes book of Noteholder meetings. Any minutes signed by the chairman of the meeting shall serve as prima facie evidence of the matters recorded therein, and until the contrary is proved, every resolution adopted at such meeting shall be deemed to have been duly adopted.

The register of minutes of Noteholder meetings shall be kept at the Trustee's registered office and shall be open for inspection by Noteholders, and a copy thereof shall be sent to any Noteholder who so requests.

The Company (and/or anyone on its behalf, including any officer thereof) shall not be entitled to receive minutes of the discussions in the portion of Noteholder meetings conducted without the Company, or at Noteholder meetings conducted without the Company.

Section 28: Position Statements

28.1 One or more Noteholders holding at least five percent (5%) of the outstanding face value of the Notes of that series may address the Noteholders in writing in a letter to be attached to the ballot in order to persuade them regarding their manner of voting on any matter arising for discussion at the meeting ("Position Statement").

28.2 A Holder wishing to exercise this right shall notify the Trustee at the session at which it was decided to put such matter to a vote and shall deliver the Position Statement to the Trustee within 24 hours of such session.

28.3 At a meeting convened at the demand of Noteholders or by Noteholders as set forth above, any Holder may, through the Trustee, publish a Position Statement as aforesaid.

28.4 The Trustee and the Company shall each separately be entitled to publish a Position Statement in response to a Position Statement sent pursuant to Sections 28.1 or 28.3 above or in response to any other communication to the Noteholders.

28.5 At a Consultation Meeting, no Position Statements shall be published.